Execution Version

Dated     MARCH 23, 2016

UP TO US$25,000,000

SECURED REVOLVING FACILITY AGREEMENT

between

KLONDEX MINES LTD.
as Borrower

and

KLONDEX CANADA LTD., 0985472 B.C. LTD, KLONDEX HOLDINGS (USA)
INC., KLONDEX MIDAS HOLDINGS LIMITED, KLONDEX MIDAS
OPERATIONS INC. and KLONDEX GOLD & SILVER MINING COMPANY
as Guarantors

with

INVESTEC BANK PLC
as Lender and Hedge Counterparty

and

INVESTEC BANK PLC
acting as Security Agent

Contents

Clause		Page

INTERPRETATION		1

1	Definitions and Interpretation	1

THE FACILITY		19

2	The Facility	19

3	Purpose	20

4	Conditions of Utilization	21

UTILIZATION		22

5	Utilization	22

REPAYMENT, PREPAYMENT AND CANCELLATION		23

6	Repayment	23

7	Prepayment and Cancellation	23

COSTS OF UTILIZATION		26

8	Interest	26

9	Interest Periods	26

10	Changes to the Calculation of Interest	27

11	Fees	28

ADDITIONAL PAYMENT OBLIGATIONS		29

12	Tax Gross Up and Indemnities	29

13	Increased Costs	33

14	Other Indemnities	35

15	Mitigation by the Lender	36

16	Costs and Expenses	37
GUARANTEE		38

17	Guarantee and Indemnity	38

REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT		41

18	Representations	41

19	Information Undertakings	47

20	Financial Covenants	52

21	General Undertakings	54

22	Events of Default	65

CHANGES TO PARTIES		71

23	Changes to the Lender	71

24	Restriction on Debt Purchase Transactions	75

25	Changes to the Obligors	75

ADMINISTRATION		76

26	Payment Mechanics	76

27	Set-Off	78

28	Notices	78

29	Calculations and Certificates	79

30	Partial Invalidity	80

31	Remedies and Waivers	80

32	Amendments and Waivers	80

33	Confidentiality	81

34	Interest Act of Canada	84

35	Usury	84

36	Future Financings	85

37	Counterparts	85

38	Contractual Recognition of Bail-In	85

GOVERNING LAW AND ENFORCEMENT		85

39	Governing Law	85

40	Enforcement	85

41	Waiver of immunity	86

Schedule 1 Conditions Precedent		87

Schedule 2 Requests		90

Part I Utilization Request		90

Part II Extension Request		91

Part III Amendment Request	92

Schedule 3 Form of Transfer Certificate	93

Schedule 4 Form of Assignment Agreement	95

Schedule 5 Form of Amendment Confirmation	98

Schedule 6 Form of Compliance Certificate	100

Schedule 7 Timetables	101

Schedule 8 - Disclosure Schedule	102

Schedule 21.40	1

Schedule 33.2(C)	1

SIGNATURES	1

THIS AGREEMENT is dated as of March 23, 2016 and made between:

(1)	KLONDEX MINES LTD, a company incorporated under the laws of the Province of British Columbia (the Borrower);

(2)	KLONDEX CANADA LTD, a company incorporated under the laws of the Province of British Columbia as guarantor (Klondex Canada);

(3)	0985472 B.C. LTD, a company incorporated under the laws of the Province of British Columbia as guarantor (0985472);

(4)	KLONDEX HOLDINGS (USA) INC., a company incorporated under the laws of the State of Nevada as guarantor (Klondex Holdings);

(5)	KLONDEX MIDAS HOLDINGS LIMITED, a company incorporated under the laws of the State of Nevada as guarantor (Klondex Midas);

(6)	KLONDEX MIDAS OPERATIONS INC., a company incorporated under the laws of the State of Nevada as guarantor (Klondex Operations);

(7)	KLONDEX GOLD & SILVER MINING COMPANY, a company incorporated under the laws of the State of Nevada as guarantor (Klondex Gold, together, the Guarantors);

(8)	INVESTEC BANK PLC, under the laws of England and Wales whose registered office is at 2 Gresham Street, London, EC2V 7QP and with registered number 00489604 (the Lender and

Hedge Counterparty);

(9)	INVESTEC BANK PLC, as security agent for the Secured Parties (the Security Agent).

IT IS AGREED as follows:

INTERPRETATION

1	Definitions and Interpretation

1.1	Definitions

In this Agreement:

Accounting Principles means, for any Obligor, IFRS and, for the purposes of any definition or calculation in clause 20 (Financial covenants), as applicable at the date of this Agreement.

Accounting Reference Date means 31 December.

Affiliate means, in relation to any person:

(a)	a Subsidiary of that person;

(b)	a Holding Company of that person; or

(c)	any other Subsidiary of that Holding Company,

(including head offices and branches of the above).

Amendment Confirmation means a confirmation substantially in the form set out in Schedule 5 Schedule (Form of Amendment Confirmation).

Amendment Request means a request substantially in the form set out in Part III of Schedule 2 (Requests).

Annual Budget means a cash flow budget prepared in accordance with Clause 19.4, showing the proposed budgeted sources and uses of funds by the Borrower over the following twelve (12) months. The Annual Budget shall take into account cash, available debt and forecast cash flows calculated using reasonable metal price and technical assumptions.

Applicable Law means any law, regulation, rule, executive order, decree, code of practice, circular, guidance note or injunction of, or made by, any Competent Authority that is binding and enforceable on or against an Obligor, the Properties or the subject matter of, or any party to, any Finance Document, as the case may be, including, for the avoidance of doubt, any Sanctions.

Assignment Agreement means an agreement substantially in the form set out in Schedule 4 (Form of Assignment Agreement).

Authorization means all Authorizations, permits, consent, approvals, resolutions, licences, leases, exemptions, filings, notarisations or registrations required in connection with:

(a)	the conduct of the business of any member of the Group;

(b)	the development, construction, operation and maintenance of the Properties, including land use and access rights;

(c)	the entry into and performance by an Obligor of any Finance Document to which it is a party and the transactions contemplated thereby;

(d)	the validity and enforceability against an Obligor of any Finance Document to which it is a party; and

(e)	the admissibility in any Relevant Jurisdiction of any Finance Document to which an Obligor is party.

Availability Period means the period from and including Financial Close to and including the date falling one (1) Month before the Original Final Maturity Date.

Available Commitment means the Commitment minus:

(a)	the amount of any outstanding Loans; and

(b)	in relation to any proposed Utilization, the amount of any Loans that are due to be made on or before the proposed Utilization Date,

excluding the amount of repayment or prepayment with respect to any Loans due on or before the proposed Utilization Date.

Bail-In Action means the exercise of any Write-down and Conversion Powers.

Bail-In Legislation means:

(a)     in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms , the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)     in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

Bank Tax means any Tax directly or indirectly measured by reference to or imposed as a result of the equity, assets, liabilities, leverage or other exposures to risk of the Lender or of any Affiliate of the Lender, the nature of the activities or transactions undertaken by the Lender or of any Affiliate of the Lender or other similar factors and includes any similar Tax levied or imposed in any other jurisdiction.

Base Case Model means the base case cash flow forecast model for the Borrower prepared by the Borrower, such model to detail the Borrower’s cash flow forecast for a minimum of three (3) years of operations and use reasonable assumptions in light of the circumstances or market conditions at the time of delivery.

Break Costs means the amount (if any) by which:

(a)

the interest (other than the Margin) which the Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)

the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

Business Day means a day (other than a Saturday or Sunday) on which banks are open for general business in the provinces of Ontario and British Columbia and in the United Kingdom.

Cash Available for Debt Service means, for a period for the Obligors and the Properties, all revenues less cash operating costs, capital, exploration and other agreed expenditures, and taxes payable for that period as represented in the then current Base Case Model.

Charged Property means all of the assets which from time to time are, or are expressed to be, the subject of the Transaction Security.

Code means the US Internal Revenue Code of 1986, as amended.

Commitment means US$25,000,000, or as amended in accordance with clause 2.2 (Amendment to Commitment) and to the extent not cancelled, reduced or transferred under this Agreement.

Commitment Limit has the meaning given to it in clause 2.3 (Reduction in Available Commitment).

Competent Authority means a government, supranational, local government, statutory or regulatory body or any subdivision thereof and any ministerial or governmental, quasi governmental, mining industry or other regulatory department, body, instrumentality, agency or official court or tribunal having jurisdiction over an Obligor, the Properties or the subject matter of, or any party to, any Finance Document.

Compliance Certificate means a certificate substantially in the form set out in Schedule 6 (Form of Compliance Certificate).

Condemnation means any legal or regulatory process that prevents use of the site, facilities and assets (or any material part of any of the foregoing) of any of the Properties on the grounds of health and safety for a continuous period of ninety (90) days or more.

Confidential Information means all information relating to any Obligor, the Group, the Finance Documents or the Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to the Finance Documents or the Facility from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of clause 33 (Confidentiality); or

(ii)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(iii)

is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

Control means where one (1) person (either directly or indirectly and whether by share capital, voting power, contract or otherwise) has the power to appoint and/or remove the majority of the members of the governing body of another person or otherwise controls or has the power to control the affairs and policies of that other person and that other person is taken to be Controlled by the first person.

Counterparty Hedging Agreements means the risk management facilities as provided by the Hedge Counterparty, to be executed and utilised following Financial Close (in each case at the Borrower’s election) to manage any member of the Group’s short term sales and hedging of foreign currency exposure, gold and silver production (and such other commodities to be agreed upon between the Borrower and the Hedge Counterparty).

Debt Purchase Transaction means, in relation to a person, a transaction where such person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

any Commitment or amount outstanding under this Agreement.

Default means an Event of Default or any event or circumstance specified in clause 22 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

Delegate means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

Designated Person means a person or entity:

(a)

listed in the annex to, or otherwise targeted by the provisions of U.S. Executive Order No. 13224 on Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism;

(b)

named as a "Specially Designated National and Blocked Person" on the most current list published by the Office of Foreign Assets Control of the U.S. Department of the treasury (or any successor thereto) as its official website or any replacement website or other replacement official publication of such list; or

(c)	to the best of the Obligors' knowledge, with which any Finance Party is prohibited from dealing or otherwise engaging in any transaction by any Sanctions.

Disclosure Schedule means the disclosure information set out in Schedule 8 (Disclosure schedule).

Disposal means a sale, lease, licence, transfer, loan or other disposal by a person of any asset, undertaking or business (whether by a voluntary or involuntary single transaction or series of transactions).

Disruption Event means either or both of:

(a)

a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems- related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

Distribution means, in respect of a person:

(a)

declaring, making or paying any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);

(b)	repaying or distributing any dividend or share premium reserve;

(c)	redeeming, reducing, cancelling, repaying, purchasing or transferring any Financial Indebtedness owed to an Affiliate;

(d)

paying or allowing any member of the Group to pay any management, advisory or other fee to or to the order of (i) any of its shareholders, (ii) any other member of the Group (unless such member is not an Obligor) or (iii) any of the shareholders of another member of the Group; or

(e)	redeeming, repurchasing, defeasing, retiring or repaying any of its share capital or resolving to do so.

EEA Member Country means any member state of the European Union, Iceland, Liechtenstein and Norway.

Environment means humans, animals, plants and all other living organisms including the ecological systems of which they form part and the following media:

(a)	air (including, without limitation, air within natural or man-made structures, whether above or below ground);

(b)	water (including, without limitation, territorial, coastal and inland waters, water under or within land and water in drains and sewers); and

(c)	land (including, without limitation, land under water).

Environmental Assessment means the Environmental Assessment level under the National Environmental Policy Act required to be completed for the Fire Creek Project, as determined by the Bureau of Land Management.

Environmental Claim means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.

Environmental Law means all federal, state or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all administrative orders, directives, requests, licenses, authorizations and permits of, and agreements with (including consent decrees), any governmental agencies or authorities, in each case relating to or imposing liability or standards of conduct concerning public health, safety and Environmental protection matters, including those relating to hazardous, deleterious or toxic materials or substances or wastes, air emissions, and discharges to waste or public systems, in each case to the extent applicable to the Group.

Environmental Permits means any permit and other Authorization and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by any member of the Group.

Equivalent means, in relation to an amount specified in a particular currency (the first amount), the net amount of any other currency which the Lender determines can be purchased with the first amount in the Toronto foreign exchange market at or about 11:00 a.m. on the day on which the calculation falls to be made for spot delivery.

EU Bail-In Legislation Schedule means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

Event of Default means any event or circumstance specified as such in clause 22 (Events of Default).

Event of Loss means any event that renders repair or restoration of the site or facilities or assets (or any material part of any of the foregoing) of any of the Properties impracticable or impossible unless adequately insured.

Excluded Assets means any Material Licences.

Exploration Business means any member of the Group (other than an Obligor) that is engaged solely in the identification, reconnaissance, investigation and exploration of potential or actual mineral resources by whatever means, including the submission of applications for appropriate licences to do so.

Extension Fee means the fee referred to in clause 6.2 (Extension Option).

Extension Request means a request substantially in the form set out in Part II of Schedule 2 (Requests).

Facility means the revolving loan facility made available under this Agreement as described in clause 2 (The Facility).

Facility Office means the office or offices through which the Lender will perform its obligations under this Agreement.

FATCA means:

(a)	the Foreign Account Tax Compliance Act, being

(b)	sections 1471 to 1474 of the Code or any associated regulations or other official guidance;

(c)

any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction which (in each case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(d)

any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

FATCA Deduction means a deduction or withholding from a payment under a Finance Document required by FATCA.

FATCA Exempt Party means a Party that is entitled to receive payments free from any FATCA Deduction.

Fee Letter means:

(d)

any letter or letters dated on or about the date of this Agreement between the Lender and the Borrower or the Security Agent and the Borrower setting out any of the fees referred to in clause 11 (Fees); and

(e)	any agreement setting out fees payable to a Finance Party referred to in clause 2.2(f) (Amendment to Commitment) under any other Finance Document.

Finance Document means this Agreement, the Intercreditor Agreement, any Counterparty Hedging Agreement, each Transaction Security Document, and any other document designated as such by the Lender and the Borrower.

Finance Party means the Security Agent, the Hedge Counterparty or the Lender.

Financial Close means the date on which the Lender gives notice to the Borrower under clause 4.1 (Initial conditions precedent).

Financial Indebtedness means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with Accounting Principles, be treated as a finance or capital lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g)

any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

Fire Creek Mine means the Fire Creek gold project in Nevada, United States.

Foreign Currency means any currency other than the lawful currency of Canada.

Good Industry Practice means international standards, practices, methods and procedures complying with Applicable Law and all Authorizations and with that degree of skill, diligence, judgment, prudence and foresight which would reasonably and ordinarily be expected under the same or similar circumstances from (as applicable) an internationally skilled and experienced owner, contractor, manufacturer, marketer, sales company or, as the case may be, operator engaged in designing, engineering, constructing, developing, commissioning, repairing, refurbishing, operating, maintaining, insuring and/or owning mining facilities in relation to the Properties.

Gold Purchase Agreement means the gold purchase agreement dated 11 February 2014 between the Borrower, as seller, and Franco-Nevada Corporation (Franco-Nevada), as buyer, including any permitted amendments, in accordance with the Intercreditor Agreement.

Government means the Government of Canada.

Group means each Obligor and each Subsidiary for the time being.

Group Structure Chart means the group structure chart provided to the Lender on the Closing Date.

Hedging Policy Limits means those limits established in the Klondex Mines Ltd. Accounting Policy Regarding Metal Sales, dated August 7, 2015, as prepared by [redacted for privacy reasons], specifying the amounts of metal that can be sold as follows:

(a)	[confidential information has been redacted]% of metal in inventory after settlement with the refiner; and

(b)

[confidential information has been redacted]% of metal delivered to the refiner but not settled, metal poured at mill or in transit to the refiner, metal in precipitate or estimated recovered metal in circuit. Metal is available to pledge after it is melted and poured at the refiner. Final settlement with the refiner is 10 days from the melt date.

(c)	Percentages of estimated metal production for a one year rolling program:

(i)	[confidential information has been redacted]% of 0-90 days;

(ii)	[confidential information has been redacted]% of 91-180 days;

(iii)	[confidential information has been redacted]% of 181-273 days; and

(iv)	[confidential information has been redacted]% of 274-365 days.

Hedging Agreements means any master agreement, confirmation, schedule or other agreement entered into or to be entered into by any member of the Group and another party for the purpose of risk management in accordance with this Agreement (other than the Hedge Counterparty) or otherwise with the consent of the Lender.

Holding Company means, in relation to a person, any other person in respect of which it is a Subsidiary.

IFC Performance Standards means the IFC Performance Standards on Social and Economic Sustainability dated 1 January 2012 and as updated from time to time.

IFRS means International Financial Reporting Standards, as promulgated by the International Accounting Standards Committee, applied on a consistent basis both as to classification of items and amounts.

Insurance means any policy of insurance in respect of the Properties in which an Obligor may at any time have an interest, entered into in accordance with clause 21.31 (Insurance).

Insolvency Event in relation to an entity means that the entity:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)

institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

(e)

has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:

(i)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or

(ii)	is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;

(f)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(g)

seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets (other than, for so long as it is required by law or regulation not to be publicly disclosed, any such appointment which is to be made, or is made, by a person or entity described in paragraph (d) above);

(h)

has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;

(i)	causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (i) above; or

(j)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

Intercreditor Agreement means the intercreditor agreement dated on or about Financial Close and made between the Lender and Franco-Nevada.

Interest Period means, in relation to a Loan, each period determined in accordance with clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with clause 8.3 (Default interest).

Interpolated Screen Rate means, in relation to LIBOR for any Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each as of the Specified Time on the Quotation Day for the currency of that Loan.

Joint Venture means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

Legal Opinion means any legal opinion by counsel to the Borrower required to be delivered to the Lender and the Hedge Counterparty under paragraph 5 of Schedule 1 (Conditions precedent).

Legal Reservations means:

(a)

the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)	the time barring of claims under the Limitation Act;

(c)	similar principles, rights and defences under the laws of any Relevant Jurisdiction; and

(d)	any other matters that are set out as qualifications or reservations as to matters of law of general application in the Legal Opinions.

Lender’s Spot Rate of Exchange means the Lender’s spot rate of exchange for the purchase of the relevant currency with dollars in the Toronto foreign exchange market at or about 11:00 a.m. on a particular day.

LIBOR means, in relation to any Loan:

(a)	the applicable Screen Rate;

(b)	(if no Screen Rate is available for dollars for the Interest Period of that Loan) the Interpolated Screen Rate for that Loan; or

(c)	if:

(i)	no Screen Rate is available for dollars; or

(ii)	no Screen Rate is available for dollars for the Interest Period of that Loan and it is not possible to calculate an Interpolated Screen Rate for that Loan,

the Reference Bank Rate,

as of, in the case of paragraphs (a) and (c) above, the Specified Time on the Quotation Day for dollars and for a period equal in length to the Interest Period of that Loan and if that rate is less than zero, LIBOR shall be deemed to be zero.

Limitation Act means the Limitations Act (Ontario), 2002 and any similar legislation in any Relevant Jurisdiction.

Loan means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

Margin means [redacted for commercially sensitive information] for the period up to the first full Test Date (as defined in clause 20.1 (Financial definitions)) following Financial Close, inclusive of any applicable Risk Premium. Thereafter, the Margin shall be determined based on the Borrower Gearing Ratio (as defined in clause 20.1 (Financial definitions)) for the Relevant Period (as defined in clause 20.1 (Financial definitions)) in accordance with the table below:

Borrower Gearing Ratio	Margin (% per annum)
[redacted for commercially sensitive information]	[redacted for commercially sensitive information]
[redacted for commercially sensitive information]	[redacted for commercially sensitive information]
[redacted for commercially sensitive information]	[redacted for commercially sensitive information]
[redacted for commercially sensitive information]	[redacted for commercially sensitive information]
[redacted for commercially sensitive information]	[redacted for commercially sensitive information]
[redacted for commercially sensitive information]	[redacted for commercially sensitive information]

Material Adverse Effect means any effect which, in the reasonable opinion of the Lender, is or is reasonably likely to be materially adverse to:

(a)	the business, operations, property, condition (financial or otherwise) or creditworthiness of any Obligor or the Group (taken as a whole);

(b)	the ability of an Obligor to perform any of its obligations under the Finance Documents; or

(c)

the validity or enforceability of, or the effectiveness or ranking of any Security granted or purporting to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

Material Licences means any mining right issued by the relevant authority in connection with the Properties, the termination, revocation or loss of which could result in a Material Adverse Effect.

Midas Mine means the Midas gold mine in Nevada, United States.

Midas Plant means the processing plant for the extraction of gold and silver located at the Midas Mine.

Month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)

(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day; and

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

New Lender has the meaning given to that term in clause 23 (Changes to the Lender).

Obligor means the Borrower, a Guarantor or any party (other than the Hedge Counterparty) to a Counterparty Hedging Agreement.

On Demand Funds has the meaning given to that term in clause 11.1 (Commitment fee).

On Notice Funds has the meaning given to that term in clause 11.1 (Commitment fee).

Original Final Maturity Date means the date falling twenty-four (24) Months after the date of this Agreement or, if extended pursuant to clause 6.2 (Extension option), the date which is twelve months after the then Original Final Maturity Date.

Original Financial Statements means the audited consolidated financial statements of the Borrower and its Subsidiaries for each of the financial year ended 31 December 2014 and the financial year ended 31 December 2013.

Original Jurisdiction means, in relation to an Obligor, the jurisdiction under whose laws that Obligor is incorporated as at the date of this Agreement.

Party means a party to this Agreement.

Permitted Acquisitions has the meaning given to it in clause 21.15 (Acquisitions).

Permitted Acquisition Debt means any pre-existing debt facilities secured solely against assets to be acquired under a Permitted Acquisition, including metal pre-purchase agreements, streaming or royalty financing agreements entered into to fund a Permitted Acquisition and which is secured solely against production from the acquired assets.

Permitted Disposal means a sale, lease, licence, transfer, loan or other disposal by a person of any asset, undertaking or business (whether by a voluntary or involuntary single transaction or series of transactions), which is on arm's length terms:

(a)	of obsolete or redundant vehicles, inventory, plant and equipment for cash;

(b)

of assets (other than shares, businesses, or real property) in aggregate of less than or equal to $[redacted for commercially sensitive information] in exchange for other assets comparable or superior as to type, value and quality;

(c)	of assets in the ordinary course of trading of the disposing entity; or

(d)

of assets acquired as part of a Permitted Acquisition for fair market value, where such assets are not required by the Borrower as part of its strategy for that Permitted Acquisition or the existing Properties.

Permitted Equipment Financing means:

(a)

lending arrangements for the acquisition of vehicles, plant, equipment or computers, (or which are secured on any such vehicles, plant, equipment or computers (and any insurance policies in respect of the foregoing)); or

(b)	finance or capital leases of vehicles, plant, equipment or computers,

provided that:

(i)	the cost of financing the asset does not exceed fifteen percent (15%) per annum;

(ii)	the aggregate Financial Indebtedness arising thereunder does not exceed US$[redacted for commercially sensitive information] (or its Equivalent);

(iii)	the relevant Obligor provides a copy of the agreement documenting such lending arrangements to the Lender; and

(iv)

in the case of (b) above only, any deposit or down payment that is required to be made under the terms of the finance or capital lease does not exceed forty percent (40%) of the capital cost of the asset.

Permitted Indebtedness has the meaning given to it in clause 21.11 (Financial indebtedness).

Permitted Security has the meaning given to it in clause 21.5 (Negative pledge).

Properties means the operation, maintenance and ownership of Midas Mine, Midas Plant, Fire Creek Mine, Rice Lake Mine and any Permitted Acquisitions.

Quotation Day means, in relation to any period for which an interest rate is to be determined, two (2) Business Days before the first day of that period unless market practice differs in the Relevant Interbank Market, in which case the Quotation Day will be determined by the Lender in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

Receiver means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property.

Reference Bank Rate means the arithmetic mean of the rates (rounded upwards to four (4) decimal places) as supplied to the Lender at its request by the Reference Banks as the rate at which the relevant Reference Bank could borrow funds in the London interbank market in dollars for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period.

Reference Banks means the principal London offices of Barclays Bank PLC and such other banks as may be selected by the Lender in consultation with the Borrower.

Related Fund in relation to a fund (the first fund), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

Relevant Interbank Market means the London interbank market.

Relevant Jurisdiction means, in relation to an Obligor:

(a)	its Original Jurisdiction;

(b)	any jurisdiction where any asset subject to or intended to be subject to the Transaction Security to be created by it is situated;

(c)	any jurisdiction where it conducts its business; and

(d)	the jurisdiction whose laws govern the perfection of any of the Transaction Security Document entered into by it.

Repeating Representations means each of the representations set out in clause 18.

Representative means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

Resolution Authority means any body which has authority to exercise any Write-down and Conversion Powers.

Restricted Party means a person that is:

(a)	listed on, or owned or controlled by a person listed on, or acting on behalf of a person listed on, any Sanctions List;

(b)

located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions; or

(c)

otherwise a target of Sanctions (“target of Sanctions” signifying a person with whom a US person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities).

Rice Lake Mine means the Rice Lake Mine and mill complex located near Bissett, Manitoba.

Risk Premium means from the first Test Date (as defined in clause 20.1 (Financial definitions) for which the Margin is calculated under the grid contained therein, an additional per annum premium shall be applied to the Margin as follows:

(a)	0.25% prior to the final approval of the Environmental Assessment for the Fire Creek Mine; and

(b)	0.35% while the liabilities outstanding under the Gold Purchase Agreement exceed US$10,000,000, as reported using Accounting Principles and/or the Intercreditor Agreement remains in effect.

Rollover Loan means one or more Loans:

(a)	made or to be made on the same day that a maturing Loan is due to be repaid;

(b)	the aggregate amount of which is equal to or less than the amount of the maturing Loan; and

(c)	made or to be made to the same Borrower for the purpose of refinancing a maturing Loan.

Sanctions means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by:

(a)	the United States government;

(b)	the United Nations;

(c)	the European Union;

(d)	the United Kingdom; or

(e)

the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury (OFAC), the United States Department of State, and Her Majesty’s Treasury (HMT),

(together, the Sanctions Authorities).

Sanctions List means the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by HMT, or any similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities.

Screen Rate means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for dollars for the relevant period displayed on pages LIBOR01 or LIBOR02 of the Reuters screen (or any replacement Reuters page which displays that rate), or on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters. If such page or service ceases to be available, the Lender may specify another page or service displaying the relevant rate after consultation with the Borrower.

Security means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

Separate Loan has the meaning given to it in clause 6.1 (Repayment of Loans).

Shoreline Asset Purchase Agreement means the Asset Purchase Agreement made as of December 16, 2015 among Klondex Canada, Shoreline Gold Inc. and the Borrower.

Shoreline Promissory Note means the secured Promissory Note dated January 21, 2016 made by Klondex Canada in favor of 7097914 Manitoba Inc. in the principal amount of $12,000,000.

Specified Time means a time determined in accordance with Schedule 7 (Timetables).

Subsidiary means, in relation to a company, any other company:

(a)	which is Controlled, directly or indirectly, by the first named company; or

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first named company.

Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

Transaction Security means the Security created or expressed to be created in favour of the Security Agent pursuant to the Transaction Security Documents.

Transaction Security Documents means any document required to be delivered under paragraph 2(c) of Schedule 1 (Conditions Precedent); and any other document entered into by any Obligor creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Obligors under any of the Finance Documents.

Transfer Certificate means a certificate substantially in the form set out in Schedule 3 (Form of Transfer Certificate) or any other form agreed between the Lender and the Borrower.

Transfer Date means, in relation to an assignment or a transfer, the proposed date specified in the relevant Assignment Agreement or Transfer Certificate.

Unpaid Sum means any sum due and payable but unpaid by an Obligor under the Finance Documents.

US means the United States of America.

US Tax Obligor means:

(a)	the Borrower which is resident for tax purposes in the US; or

(b)	an Obligor some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

Utilization means a Utilization of the Facility.

Utilization Date means the date of a Utilization, being the date on which a Loan is to be made.

Utilization Request means a notice substantially in the form set out in Schedule 2 (Utilization Request).

VAT means general sales tax and provincial sales tax as applicable in British Columbia, or any other tax of similar nature, whether imposed in Canada or elsewhere.

World Bank Standards means:

(a)

the environmental and social standards, requirements, policies and guidelines contained in the Pollution, Prevention and Abatement Handbook 1998 published by the World Bank and (to the extent applicable) all other environmental and social standards, requirements, policies and guidelines relating to mining projects published by the World Bank from time to time;

(b)	the IFC Environmental Guidelines for Occupational Health and Safety in force from time to time;

(c)	the IFC Performance Standards; and

(d)

(to the extent applicable) all other environmental and social standards, requirements, policies and guidelines relating to mining projects published by the International Finance Corporation from time to time.

Write-down and Conversion Powers means:

(a)

in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)

any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation.

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Agreement to:

(i)

the Security Agent, any Finance Party, the Lender, any Obligor, or any Party shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents and, in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with the Finance Documents;

(ii)

a document in agreed form is a document which is previously agreed in writing by or on behalf of the Borrower and the Lender or their respective legal advisors or, if not so agreed, is in the form specified by the Lender;

	(iii)	assets includes present and future properties, assets, intellectual property rights, real property, personal property, revenues, uncalled capital and rights of every description;

(iv)

a Finance Document or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated, however fundamentally;

(v)

guarantee means (other than in clause 17 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

	(vi)	indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

	(vii)	the term including shall be construed to mean including without limitation;

	(viii)	an obligation means any duty, obligation or liability of any kind;

(ix)

a person includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(x)

a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(xi)	a right means any right, privilege, power, immunity or other interest or remedy of any kind;

(xii)

the winding up, dissolution, administration or bankruptcy of a person shall be construed as to include any equivalent or analogous procedures under the laws of any jurisdiction in which such person is incorporated or resident in any jurisdiction in which such person carries on business or in which any of its assets are located (including the seeking of a liquidation, winding up, appointment of bankruptcy trustee, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors, insolvency and suspension of payments);

(xiii)	a provision of law is a reference to that provision as amended or re-enacted;

(xiv)	a time of day is a reference to Pacific Time; and

(xv)	clauses and schedules are to be construed as references to clauses of and schedules to this Agreement.

(b)	Section, clause and Schedule headings are for ease of reference only.

(c)

Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)	A Default (other than an Event of Default) is continuing if it has not been remedied or waived and an Event of Default is continuing if it has not been waived.

1.3	Currency symbols and definitions

$, US$, USD and dollars denote the lawful currency of the United States of America.

1.4	Third Party Rights

(a)	Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of any Finance Document the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

1.5	Calculations

In any calculation done for the purposes of a Finance Document, no amount shall be double- counted.

THE FACILITY

2	The Facility

2.1	The Facility

Subject to the terms of this Agreement, the Lender shall make available to the Borrower a dollar revolving loan facility in an aggregate amount equal to the Commitment.

2.2	Amendment to Commitment

(a)

The Borrower may, on the one (1) year anniversary of Financial Close, request that the Commitment be amended by delivering an Amendment Request to the Lender specifying the amount in dollars of the proposed amendment in the Commitment.

(b)	The Borrower may not deliver an Amendment Request unless:

	(i)	no Default is continuing or would result from the proposed increase in the Commitment; and

	(ii)	the Repeating Representations are true on the date of the Amendment Request.

(c)

Any amendment to the Commitment made pursuant to paragraph (a) above will take effect on the last day of the current Interest Period for the Loan or Loans which are outstanding when the conditions set out in paragraph (d) below are satisfied.

(d)	An amendment to the Commitment will only be effective on:

(i)	the Lender’s credit committee consenting in writing to the proposed amendment; and

(ii)	the execution by the Lender of an Amendment Confirmation.

(e)

The Borrower shall promptly on demand pay the Lender and the Security Agent the amount of all costs and expenses (including legal fees and disbursements) reasonably incurred by either of them and, in the case of the Security Agent, by any Receiver or Delegate in connection with any increase in Commitment under this clause 2.2.

(f)	The Borrower may pay to the Lender a fee in the amount and at the times agreed between the Borrower and the Lender in a Fee Letter.

2.3	Reduction in Commitment

If the Borrower Gearing Ratio (as defined in clause 20.1 (Financial definitions)) is greater than 3.75:1 at any time when calculated prior to the Original Final Maturity Date, the Available Commitment shall be recalculated by the Lender and reduced to a level in compliance with the ratios described in clause 20.1 (Financial definitions) (the Commitment Limit). If the amount of the outstanding under the Facility exceeds the Commitment Limit, the Borrower shall be required to remit a mandatory prepayment in accordance with clause 7.3 (Mandatory prepayment – reduction in Commitment).

2.4	Finance Parties' rights and obligations

(a)

The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)

The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c)	A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

2.5	Obligors' Agent

(a)

Each Obligor (other than the Borrower) by its execution of this Agreement irrevocably appoints the Borrower (acting through one or more authorised signatories) to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)

the Borrower on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

	(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Borrower,

and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)

Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors' Agent or given to the Obligors' Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors' Agent and any other Obligor, those of the Obligors' Agent shall prevail.

3	Purpose

3.1	Purpose

The Borrower shall apply all amounts borrowed by it under the Facility towards:

	(a)	any fees and expenses which are payable by the Obligors under this Agreement;

	(b)	general corporate requirements of the Borrower;

	(c)	working capital requirements of the Borrower or its Subsidiaries; and

	(d)	capital investments and expenditures of the Borrower or its Subsidiaries.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4	Conditions of Utilization

4.1	Initial conditions precedent

The Borrower may not deliver a Utilization Request unless the Lender has received all of the documents and other evidence listed in Schedule 1 (Conditions precedent) in form and substance satisfactory to the Lender. The Lender shall notify the Borrower promptly upon being so satisfied.

4.2	Further conditions precedent

The Lender will only be obliged to comply with clause 5.4 (Lender’s obligation) if on the date of the Utilization Request and on the proposed Utilization Date:

(a)

in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan and, in the case of any other Loan, no Default is continuing or would result from the proposed Loan; and

(b) the Repeating Representations to be made by each Obligor are true in all material respects.

UTILIZATION

5	Utilization

5.1	Delivery of a Utilization Request

The Borrower may utilise the Facility by delivery to the Lender of a duly completed Utilization Request not later than the Specified Time.

5.2	Completion of a Utilization Request

(a)	Each Utilization Request is irrevocable and will not be regarded as having been duly completed unless:

	(i)	the proposed Utilization Date is a Business Day within the Availability Period;

	(ii)	the currency and amount of the Utilization comply with clause 5.3 (Currency and amount); and

	(iii)	the proposed Interest Period complies with clause 9 (Interest Periods).

(b)	Only one (1) Loan may be requested in each Utilization Request.

5.3	Currency and amount

(a) The currency specified in a Utilization Request must be dollars.

(b)

The amount of the proposed Loan must be an amount which is not more than the Available Commitment and which is a minimum of US$1,000,000 and an integral multiple of US$500,000 or, if less, the Commitment.

5.4	Lender’s obligations

If the conditions set out in this Agreement have been met, and subject to clause 6.1 (Repayment of Loans) the Lender shall make each Loan available by the Utilization Date through its Facility Office.

5.5	Cancellation of Commitment

The portion of the Commitment which, at that time, is unutilised shall be immediately cancelled at the end of the Availability Period.

REPAYMENT, PREPAYMENT AND CANCELLATION

6	Repayment

6.1	Repayment of Loans

(a) The Borrower shall repay each Loan on the last day of its Interest Period, and any outstanding Loans shall be repaid on the Original Final Maturity Date.

6.2	Extension option

(a)

On an annual basis after the date hereof, the Borrower may request an extension of the then applicable Original Final Maturity Date by a further twelve months by delivering an Extension Request to the Lender not less than sixty (60) days before the then applicable Original Final Maturity Date, provided that the Borrower may not deliver an Extension Request unless:

(i)	no Default is continuing or would result from the Extension Request; and

(ii)	the Repeating Representations are true on the date of the Extension Request.

(b)	An Extension Request shall be irrevocable.

(c)

Concurrent with the Extension Request, the Borrower shall deliver an extension fee equal to US$[redacted for commercially sensitive information] on the date of the delivery of the Extension Request (the “Extension Fee”).

(d)

If the Lender consents to the Extension Request, it shall notify the Borrower by no later than thirty (30) days prior to the then Original Final Maturity Date (the Consent Date). The decision as to whether to consent to the Extension Request is at the sole discretion of the Lender who shall not be under any obligation whatsoever to agree to the Extension Request. If the Borrower does not receive notification from the Lender by the Consent Date or if the Lender does not receive the Extension Fee, that Lender shall be deemed not to have consented to the Extension Request.

(e)

If the Lender consents to the Extension Request, provided that no Default is continuing and the Extension Fee has been received by the Lender, the Original Maturity Date shall be extended by a further twelve months on the later of the Consent Date and the date on which the Borrower pays the Extension Fee to the Lender.

(f)

If the Lender does not consent to the Extension Request by the Consent Date, the Original Final Maturity Date shall remain the same as was previously in effect without any recognition of an extension, and the Lender shall return the Extension Fee to the Borrower.

7	Prepayment and Cancellation

7.1	Illegality

If, in any applicable jurisdiction, it becomes unlawful for the Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan or it becomes unlawful for any Affiliate of the Lender to do so:

(a)	upon the Lender notifying the Borrower, the Available Commitment of that Lender will be immediately cancelled; and

(b)

the Borrower shall repay the Lender on the last day of the Interest Period for each Loan occurring after the Lender has notified the Borrower, and the Lender's Commitment shall be cancelled in the amount of the Loans repaid.

7.2	Mandatory prepayment - change of control

(a)	If a Change of Control occurs:

	(i)	the Borrower shall promptly (and in any event no later than three (3) Business Days after the occurrence of the Change of Control) notify the Lender upon becoming aware of that event; and

(ii)

unless the Lender gave its written consent prior to the occurrence of the Change of Control, the Commitment will be immediately cancelled and all outstanding Loans, together with accrued interest and all other amounts accrued under the Finance Documents, will become immediately due and payable.

(b)

For the purposes of paragraph (a) above, Change of Control means any person or group of persons acting jointly or otherwise acting in concert (including by way of joint venture or other cooperation agreement with an Obligor) gaining direct or indirect control of the Borrower or any Obligor and, for the purposes of this definition:

(i)	control of a person means:

	(A)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

		(1)	cast, or control the casting of, more than fifty percent (50%) of the maximum number of votes that might be cast at a general meeting of that person; or

		(2)	appoint or remove all, or the majority, of the directors or other equivalent officers of that person; or

		(3)	give directions with respect to the operating and financial policies of that person with which the directors or other equivalent officers of that person are obliged to comply; or

(B)

the holding of more than fifty percent (50%) of the issued and outstanding share capital of that person (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital); and

(ii)

acting in concert means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition by any of them, either directly or indirectly, of shares in a person, to obtain or consolidate control of that person.

7.3	Mandatory prepayment – reduction in Commitment

If the amount of Loans outstanding under the Facility exceeds the Commitment Limit pursuant to a reduction under Clause 2.3 (Reduction in Commitment):

(a)	any available cash of the Borrower above US$10,000,000 shall become immediately due and payable to the Lender to reduce the Loans to the Commitment Level; and

(b)

following the payment described in paragraph (a) above, one hundred percent (100%) of Cash Available for Debt Service shall be payable to the Lender until the outstanding Loans do not exceed the Commitment Limit.

7.4	Automatic cancellation

The Available Commitment shall be automatically cancelled at the end of the Availability Period.

7.5	Restrictions

(a)

Any notice of cancellation or prepayment given by any Party under this clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(c)	Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid or repaid may be reborrowed in accordance with the terms of this Agreement.

(d)	The Borrower shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitment except at the times and in the manner expressly provided for in this Agreement.

(e)	Subject to clause 2.2 (Amendment to Commitment), no amount of the Commitment cancelled under this Agreement may be subsequently reinstated.

(f)

If all or part of a Loan is repaid or prepaid and is not available for redrawing (other than by operation of clause 4.2 (Further conditions precedent)), the amount which is repaid or prepaid will be deemed to be cancelled on the date of repayment or prepayment.

COSTS OF UTILIZATION

8	Interest

8.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a) Margin;

(b) LIBOR; and

(c) Risk Premium.

8.2	Payment of interest

The Borrower shall pay accrued interest on the Loan to which that Interest Period relates on the last day of each Interest Period (and, if the Interest Period is longer than six (6) Months, on the dates falling at six (6) monthly intervals after the first day of the Interest Period).

8.3	Default interest

(a)

If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two percent (2.0%) per annum higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan of the overdue amount for successive Interest Periods, each of a duration selected by the Lender (acting reasonably). Any interest accruing under this clause 8.3 shall be immediately payable by the Obligor on demand by the Lender.

(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

	(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)

the rate of interest applying to the overdue amount during that first Interest Period shall be two percent (2%) per annum higher than the rate which would have applied if the overdue amount had not become due.

(c)

Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

8.4	Notification of rates of interest

The Lender shall promptly notify the Borrower of the determination of a rate of interest under this Agreement.

9	Interest Periods

9.1	Selection of Interest Periods

(a)	The Borrower may select an Interest Period for a Loan in the Utilization Request for that Loan.

(b)	The Borrower may select an Interest Period of one (1), three (3), and six (6) or twelve (12) Months or any other period agreed between the Borrower and the Lender.

(c)	An Interest Period for a Loan shall not extend beyond the Original Final Maturity Date.

(d)	Each Interest Period for a Loan shall start on its Utilization Date.

(e)	A Loan has one (1) Interest Period only.

9.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

10	Changes to the Calculation of Interest

10.1	Absence of quotations

Subject to clause 10.2 (Market disruption), if LIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

10.2	Market disruption

(a)

If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on the Loan for the Interest Period shall be the percentage rate per annum which is the sum of:

	(i)	the Margin; and

	(ii)	the percentage rate per annum of the cost to the Lender of funding its participation in that Loan from whatever source it may reasonably select.

(b)

If the percentage rate per annum notified by the Lender pursuant to clause 10.2(a)(ii) above is less than LIBOR, the cost to that Lender of funding its participation in that Loan for that Interest Period shall be deemed, for the purposes of clause 10.2(a)(ii) above, to be LIBOR.

(c)	If a Market Disruption Event occurs the Lender shall, as soon as is practicable, notify the Borrower.

(d)	In this Agreement Market Disruption Event means:

(i)

at or about noon on the Quotation Day for the relevant Interest Period when LIBOR is to be determined by reference to the Reference Banks, and none or only one of the Reference Banks supplies a rate to the Lender to determine LIBOR for the relevant Interest Period; or

(ii)

before close of business in Toronto on the Quotation Day for the relevant Interest Period, the cost to the Lender of obtaining matching deposits in the Relevant Interbank Market would be in excess of LIBOR.

10.3	Alternative basis of interest or funding

If a Market Disruption Event occurs and the Lender or the Borrower so requires, the Lender and the Borrower shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest.

10.4	Break Costs

(a)

The Borrower shall, within three (3) Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)

The Lender shall, as soon as reasonably practicable to the Borrower, provide a certificate of an authorized signatory of the Lender confirming the amount of its Break Costs for any Interest Period in which they accrue.

11	Fees

11.1	Commitment fee

(a)	The Borrower shall pay to the Lender a fee on undrawn amounts under the Facility computed at the rate equal to:

	(i)	[redacted for commercially sensitive information] per annum on amounts subject to sixty (60) days’ notice for Utilizations (On Notice Funds); and

	(ii)	[redacted for commercially sensitive information] per annum on all other amounts (On Demand Funds).

(b)

Following Financial Close, the Borrower shall notify the Lender of the aggregate amount of undrawn funds to be held as On Notice Funds and On Demand Funds. Following receipt of such notice by the Lender, the Borrower may elect to re-allocate any undrawn funds as either On Notice Funds or On Demand Funds at any time during the Availability Period, provided that the Borrower provides sixty (60) days’ notice to the Lender prior to any change of allocation.

(c)

The accrued commitment fee is payable on the last day of each fiscal quarter which ends during the Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancelled amount of the Lender's Commitment at the time the cancellation is effective.

11.2	Establishment fee

The Borrower shall pay to the Lender an establishment fee as more specifically outlined in the Fee Letter in the form attached as Schedule 11.2 and executed and delivered concurrently with this Agreement.

ADDITIONAL PAYMENT OBLIGATIONS

12	Tax Gross Up and Indemnities

12.1	Definitions

(a)	In this Agreement:

Protected Party means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

Tax Deduction means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

Tax Payment means either the increase in a payment made by an Obligor to a Finance Party under clause 12.2 (Tax gross-up) or a payment under clause 12.3 (Tax indemnity).

Tax Refund means a refund of any Tax.

Tax Withholding means (i) a FATCA Withholding or (ii) withholding Taxes imposed on amounts payable to or for the account of a Finance Party under a Finance Document pursuant to a law in effect on the date on which (A) such Finance Party acquires such interest in the Finance Document or (B) such Finance Party changes its Facility Office, except in each case to the extent that, pursuant to Section 12 of this Agreement, amounts with respect to such Taxes were payable either to such Finance Party’s assignor immediately before such Finance Party became a party hereto or to such Finance Party immediately before it changed its Facility Office.

(b)	Unless a contrary indication appears, in this clause 12 a reference to determines or determined means a determination made in the absolute discretion of the person making the determination.

12.2	Tax gross-up

(a)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)

The Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Lender accordingly. Similarly, the Lender shall notify the Borrower on becoming so aware in respect of a payment payable to that Lender.

(c)

If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)

If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)

Within thirty (30) days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

(f)

Notwithstanding anything else in this Agreement, provided no Event of Default shall have occurred and be continuing, the provisions of this Section 12.2 shall not apply in respect of any Tax Withholding that is required solely as a result of an assignment by the Lender pursuant to Section 23 of this Agreement.

12.3	Tax indemnity

(a)

The Borrower shall (within ten days of demand by the Lender) indemnify each Protected Party for the full amount of Tax imposed on such Protected Party and any other loss, liability or cost which that Protected Party reasonably determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document, including, without limitation, any Tax imposed or asserted on, or attributable to, amounts payable under this clause 12.3(a), whether or not such Tax was correctly or legally imposed or asserted. Any Protected Party making a claim under this clause 12.3(a) shall provide the Borrower with documentary evidence that the loss, liability or cost will be or has been suffered.

(b)	Paragraph (a) above shall not apply:

	(i)	with respect to any Tax assessed on a Finance Party:

(A)

under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

		(B)	under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

	(ii)	to the extent a loss, liability or cost:

		(A)	is compensated for by an increased payment under clause 12.2 (Tax gross- up); or

		(B)	relates to a FATCA Deduction required to be made by a Party; or

(iii)

with respect to any Bank Tax assessed or imposed on a Finance Party to the extent a loss, liability or cost is attributable to the unreasonable delay or default of a Finance Party in accounting for an amount of Tax due where such Finance Party was aware that such delay or default would result in such loss, liability or cost, save to the extent that such delay or default is attributable to the Borrower’s failure to pay that Finance Party pursuant to its obligation under clause 12.3(a) (Tax indemnity).

12.4	Tax Refund

If an Obligor makes a Tax Payment and the relevant Finance Party determines, in its discretion, that:

(a)	a Tax Refund is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(b)	that a Finance Party (or any Affiliate of that Finance Party) has obtained that Tax Refund,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it, together with its Affiliates (if relevant) (after making that payment) in the same after-Tax position as it (or they, as the case may be) would have been in had the Tax Payment not been required to be made by the Obligor. Notwithstanding any other provision of this Agreement:

(a)	the relevant Finance Party shall not be required to take any steps to claim or utilise any Tax Refund which would result in that Finance Party incurring any costs (including costs of management time);

(b)	the relevant Finance Party shall not be required to take any steps which it reasonably considers would adversely affect its interests; and

(c)

the relevant Finance Party shall not be required to claim or utilise any Tax Refund in priority to any other Tax relief, credit, deduction or right of repayment or other Tax benefit which may be available to it.

12.5	Stamp taxes

The Borrower shall pay and, within ten days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document except for any such Tax payable in connection with the entry into of, or any transaction implemented by, a Transfer Certificate (other than where that Transfer Certificate is entered into following an Event of Default which is continuing or a request by an Obligor).

12.6	VAT

(a)

All amounts expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that Party). In the event that any VAT is paid by any Party to a Finance Party in respect of such supply and such VAT is found not to be chargeable in respect of such supply and, as a result, such Finance Party receives a credit or repayment from the relevant tax authority, the Finance Party shall promptly pay to the Party an amount equal to such credit or repayment (if any) (up to an amount equal to the VAT paid by that Party to the relevant Finance Party in relation to such supply) which it reasonably determines relates to the VAT chargeable on that supply.

(b)

If VAT is or becomes chargeable on any supply made by any Finance Party (the Supplier) to any other Finance Party (the Recipient) under a Finance Document, and any Party other than the Recipient (the Relevant Party) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(c)

(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(d)

(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(e)

Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(f)

Any reference in this clause 12.6 to any Party shall, at any time when such Party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated as making the supply, or (as appropriate) receiving the supply, under any applicable grouping rules.

(g)

In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party's VAT registration and such other information as is reasonably requested in connection with such Finance Party's VAT reporting requirements in relation to such supply.

12.7	FATCA Information

(a)	Subject to clause 12.7(c) below, each Party shall, within ten (10) Business Days of a reasonable request by another Party in writing:

	(i)	confirm to that other Party whether it is:

		(A)	a FATCA Exempt Party; or

		(B)	not a FATCA Exempt Party;

(ii)

supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA; and

(iii)

supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation or exchange of information regime.

(b)

If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)

Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

	(i)	any law or regulation;

	(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)

If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information

(e)

If the Borrower is a US Tax Obligor, or where the Lender reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, the Lender shall, within ten (10) Business Days of:

	(i)	where the Borrower is a US Tax Obligor and the relevant Lender is the Lender, the date of this Agreement; or

(ii)

where an Obligor is a US Tax Obligor and the relevant Lender is a New Lender, on or prior to the relevant Transfer Date or the date on which an increase in Commitment takes effect pursuant to clause 2.2 (Amendment to Commitment),

Lender shall supply:

(A)	an executed withholding certificate on Form W-8 or Form W-9 or any other relevant form; or

(B)	any withholding statement and other documentation, Authorization or waiver to certify or establish the status of such Lender under FATCA or that other law or regulation.

(f)	The Lender shall provide any withholding certificate, withholding statement, document, Authorization or waiver received pursuant to paragraph (a) above to the relevant Borrower.

(g)

If any withholding certificate, withholding statement, document, Authorization or waiver provided to the Lender pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, that Borrower shall promptly update it and provide such updated withholding certificate, withholding statement, document, Authorization or waiver to the Lender, unless it is unlawful for the Lender to do so.

12.8	FATCA Deduction

(a)

Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)

Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), and in any case at least three (3) Business Days prior to making a FATCA Deduction, notify the Party to whom it is making the payment and, on or prior to the day on which it notifies that Party, shall also notify the Borrower, the Lender and the other Finance Parties.

13	Increased Costs

13.1	Increased costs

(a)	Subject to clause 13.3 (Exceptions) the Borrower shall, within three (3) Business Days of a demand by the Lender, pay for the account of a Finance Party the amount of any

Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation;

(ii)	compliance with any law or regulation made after the date of this Agreement; or

(iii)	is a Basel III Increased Cost.

(b)	In this Agreement:

Increased Costs means:

(i)	a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

Basel II means the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 as updated prior to, and in the form existing on, the date of this Agreement, excluding any amendment thereto arising out of Basel III;

Basel III means:

(iv)

the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(v)

the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement - Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(vi)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”;

Basel III Increased Cost means an Increased Cost which is attributable to the implementation or application of or compliance with any Basel III Regulation (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates); and

Basel III Regulation means any law or regulation implementing Basel III (including any regulations regarding such issued by the Office of the Superintendent of Financial Institutions of Canada).

13.2	Increased cost claims

A Finance Party intending to make a claim pursuant to clause 13.1 (Increased costs) shall notify the Borrower, and as soon as practicably after, provide a certificate of an authorized signatory of the Lender confirming the amount of its Increased Costs.

13.3	Exceptions

(a)	Clause 13.1 (Increased costs) does not apply to the extent any Increased Cost is:

	(i)	attributable to a Tax Deduction required by law to be made by an Obligor;

	(ii)	attributable to a FATCA Deduction required to be made by a Party;

(iii)

compensated for by clause 12.3 (Tax indemnity) (or would have been compensated for under clause 12.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of clause 12.3 (Tax indemnity) applied); or

(iv)

attributable to the implementation or application of or compliance with Basel II or any other law or regulation which implements Basel II (but excluding any proposed changes to Basel II for the purposes of implementing Basel III or any other law or regulation which implements Basel III (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates)) or any other regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates);

	(v)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

(b)	In this clause 13.3, a reference to a Tax Deduction has the same meaning given to the term in clause 12.1 (Definitions).

14	Other Indemnities

14.1	Currency indemnity

(a)

If any sum due from an Obligor under the Finance Documents (a Sum), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the First Currency) in which that Sum is payable into another currency (the Second Currency) for the purpose of:

	(i)	making or filing a claim or proof against that Obligor; or

	(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three (3) Business Days of demand, indemnify the Lender and the Secured Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (1) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (2) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2	Other indemnities

(a)	The Borrower shall, within three (3) Business Days of demand, indemnify the Lender and the Secured Party against any cost, loss or liability incurred by that Finance Party as a result of:

(i)	the occurrence of any Event of Default;

(ii)

a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of clause 30 (Sharing among the Finance Parties);

(iii)

funding, or making arrangements to fund a Loan requested by the Borrower in a Utilization Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone);

(iv)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower; or

(v)

any actual or alleged breach of any Environmental Law or any Environmental Permit in connection with the Properties or the Facility by any person other than a Finance Party (except where such actual or alleged breach by a Finance Party is due to the acts or omissions of an Obligor or any other third party).

(b)

The Borrower shall, within three (3) Business Days of demand, indemnify each Finance Party, each Affiliate of a Finance Party and each officer or employee of a Finance Party or its Affiliate, against any cost, loss or liability incurred by that Finance Party or its Affiliate (or officer or employee of that Finance Party or Affiliate) in connection with or arising out of the use of proceeds under the Facility or Transaction Security being taken over the Charged Property (including but not limited to those incurred in connection with any litigation, arbitration or administrative proceedings or regulatory enquiry concerning the use of proceeds under the Facility), unless such loss or liability is caused by the gross negligence or wilful misconduct of that Finance Party or its Affiliate (or employee or officer of that Finance Party or Affiliate). Any Affiliate or any officer or employee of a Finance Party or its Affiliate may rely on this Clause 14.2 subject to Clause 1.4 (Third party rights).

14.3	Indemnity to the Lender

The Borrower shall indemnify the Lender immediately on demand against:

(a)	any cost, loss or liability incurred by the Lender as a result of:

	(i)	investigating any event which it reasonably believes is a Default;

	(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

(iii)

instructing lawyers, accountants, tax advisors, surveyors or other professional advisers or experts as permitted under this Agreement and in accordance with the terms of clause 16 (Costs and expenses); and

(b)

any cost, loss or liability incurred by the Lender, except where by reason of the Lender’s gross negligence or wilful misconduct, or in the case of any cost, loss or liability pursuant to clause 26.8 (Disruption to Payment Systems etc.).

15	Mitigation by the Lender

15.1	Mitigation

(a)

Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of clause 7.1 (Illegality), clause 12 (Tax gross-up and indemnities) or clause 13 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

15.2	Limitation of liability

(a)	The Borrower shall promptly indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under clause 15.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under clause 15.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

16	Costs and Expenses

16.1	Transaction expenses

The Borrower shall promptly on demand pay each of the Finance Parties all reasonable costs incurred in the development, completion and maintenance of the Facility will be for the account of the Borrower including legal documentation, stamp duty, independent technical experts (if required) and reasonable out-of-pocket expenses incurred by the Lender. The Finance Documents will contain the normal cost, increased cost (gross up provisions), charges, expenses and indemnity provisions for Facility arrangements of this nature.

16.2	Amendment costs

If (a) an Obligor requests an amendment, waiver or consent, or (b) an amendment is required pursuant to clause 26.7 (Change of currency), the Borrower shall, within three (3) Business Days of demand, reimburse each of the Finance Parties for the amount of all costs and expenses (including legal fees) reasonably incurred by the Lender and the Security Agent (and, in the case of the Security Agent, by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

16.3	Enforcement costs

The Borrower shall, within three (3) Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document and the Transaction Security and any proceedings instituted by or against the Security Agent as a consequence of taking or holding the Transaction Security or enforcing these rights.

GUARANTEE

17	Guarantee and Indemnity

17.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a) guarantees to each Finance Party punctual performance by each other Obligor of all that Obligor's obligations under the Finance Documents;

(b)

undertakes with each Finance Party that whenever another Obligor does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)

agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any cost, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this clause 17 if the amount claimed had been recoverable on the basis of a guarantee.

17.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

17.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made by a Finance Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this clause 17 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

17.4	Waiver of defences

The obligations of each Guarantor under this clause 17 will not be affected by an act, omission, matter or thing which, but for this clause, would reduce, release or prejudice any of its obligations under this clause 17 (without limitation and whether or not known to it or any Finance Party) including:

(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)

the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)

any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including without limitation any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

17.5	Guarantor intent

Without prejudice to the generality of clause 17.5 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to a new borrower; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

17.6	Immediate recourse

(a)

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this clause 17. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

(b)

Each Guarantor acknowledges the right of the Lender pursuant to clause 22.25 (Acceleration) to accelerate the payment of any sum that may become due under any guarantee or indemnity contained in this clause 17.

17.7	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)

refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor's liability under this clause 17.

17.8	Deferral of Guarantors' rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Lender otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this clause 17:

(a)	to be indemnified by an Obligor;

(b)	to claim any contribution from any other guarantor of any Obligor's obligations under the Finance Documents;

(c)

to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party;

(d)

to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under clause 17.1 (Guarantee and Indemnity);

(e)	to exercise any right of set-off against any Obligor; and/or

(f)	to claim or prove as a creditor of any Obligor in competition with any Finance Party.

If a Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Finance Parties by the Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Finance Parties and shall promptly pay or transfer the same to the Lender or as the Lender may direct for application in accordance with clause 26 (Payment mechanics).

17.9	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

17.10	Further assurance

Each Guarantor agrees that, upon demand of the Lender (acting reasonably), it shall promptly execute and deliver at its own expense any document (executed as a deed or under hand as the Lender may direct in writing) and do any act or thing in order to confirm or establish the validity and enforceability of the guarantee and indemnity intended to be created by it under this clause 17.

REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

18	Representations

Each Obligor makes the representations and warranties set out in this clause 18 to each Finance Party on the date of this Agreement.

18.1	Status

(a)	It is a corporation, duly incorporated and validly existing under the law of its Original Jurisdiction.

(b)	Each of its Subsidiaries is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(c)	It and each of its Subsidiaries has the power to:

(i) own or hold under lease and operate the assets it purports to own or hold under lease; and

(ii) own its assets and carry on its business as it is being conducted and as currently proposed to be conducted.

18.2	Binding obligations

Subject to the Legal Reservations:

(a)	the obligations expressed to be assumed by it in each Finance Document to which it is a party are legal, valid, binding and enforceable obligations; and

(b)

(without limiting the generality of paragraph (a) above), each Transaction Security Document to which it is a party creates (or will create, on the effective date of such relevant Transaction Security Document) the security interests which that Transaction Security Document purports to create and those security interests are valid and effective.

18.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents and the granting of the Transaction Security do not and will not conflict with:

(a)	any Applicable Law;

(b)	its or any of its Subsidiaries' charter documents; or

(c)

any agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries' assets or constitute a default or termination event (however described) under any such agreement or instrument to an extent or in a manner that has or could reasonably be expected to have a Material Adverse Effect.

18.4	Power and authority

(a)

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

(b)	No limit on its powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Finance Documents to which it is a party.

18.5	Validity and admissibility in evidence

(a)	All Authorizations required or desirable:

(i) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(ii) to make the Finance Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been obtained, effected, done, fulfilled or performed and are in full force and effect.

(b)

All Authorizations necessary for the conduct of the business, trade and ordinary activities of members of the Group have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorizations has or is reasonably likely to have a Material Adverse Effect.

(c)	No action has been taken against it or any member of the Group by any Competent Authority in connection with the Authorizations.

(d)	All the Material Licences have been obtained or effected and are in full force and effect.

18.6	Governing law and enforcement

(a)	The choice of the law stated to be the governing law of each Finance Document will be recognised and enforced in its Relevant Jurisdictions.

(b)	Any judgment obtained in relation to a Finance Document in the jurisdiction of the stated governing law of that Finance Document will be recognised and enforced in its Relevant Jurisdictions.

(c)	Any arbitral award obtained in relation to a Finance Document in the seat of the arbitral tribunal as specified in that Finance Document will be recognised and enforced in its Relevant Jurisdictions.

18.7	Insolvency

No:

(a)	corporate action, legal proceeding or other procedure or step described in clause 22.6 (Insolvency proceedings); or

(b)	creditors' process described in clause 22.7 (Creditors' process),

has been taken or, to the knowledge of the Borrower, threatened in relation to a member of the Group and none of the circumstances described in clause 22.5 (Insolvency) applies to a member of the Group.

18.8	Deduction of Tax

It is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

18.9	No filing or stamp taxes

Under the law of its Relevant Jurisdictions it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents except the filings to be made and registration fees and stamp duty to be paid in relation to the execution of the relevant Finance Documents as set out below (which shall be made and paid promptly after the date of the relevant Finance Document):

(a)	any registration or duties payable as described in the Legal Opinions;

(b)	registration of the relevant Transaction Security Document in accordance with the

Personal Property Security Act (British Columbia) and the Uniform Commercial Code in Nevada.

18.10	No default

(a)	No Default is continuing or might reasonably be expected to result from the making of any Loan or the entry into, the performance of, or any transaction contemplated by, any Finance Document.

(b)

No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries') assets are subject which might have a Material Adverse Effect.

18.11	No misleading information

(a)

Any factual information provided by or on behalf of any member of the Group to any Finance Party in connection with the Properties or the Finance Documents (or in budgets or forecasts provided under this Agreement):

	(i)	was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated and was not misleading in any respect; and

	(ii)	does not omit any information that results in the information provided being untrue or misleading in any material respect.

(b)

Any opinions, forecasts and projections contained in any factual information referred to in clause 18.11(a), the Base Case Model and the assumptions on which they were based, have been prepared in good faith and, as at their date, on the basis of recent historical information and on assumptions believed by the Borrower to be fair and reasonable.

(c)

Nothing has occurred since the date any information referred to in clause 18.11(a) was provided, and no information has been given or withheld, that renders that information untrue or misleading in any material respect (taking into account any updates to such information which fall within clause 18.11(a)).

18.12	Financial statements

(a)	The Original Financial Statements were prepared in accordance with Accounting Principles.

(b)	The Original Financial Statements fairly represent its financial condition and operations (consolidated in the case of the Borrower) during the relevant financial year.

(c)	The most recent financial statements of the Obligors delivered pursuant to clause 19.1 (Financial statements):

(i)	have been prepared in accordance with Accounting Principles; and

(ii)	fairly represent its financial condition and operations (consolidated in the case of the Borrower) during the relevant financial year.

(d)

There has been no material adverse change in the business or financial condition of any Obligor since the date of its most recent financial statements delivered pursuant to clause 19.1 (Financial statements).

18.13	Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

18.14	No proceedings pending or threatened

No litigation, arbitration or administrative proceedings or investigations of or before any court, arbitral body or agency (including in respect of any labour dispute) or any other claims or disputes which, if adversely determined, would reasonably be expected to have a Material Adverse Effect have been started or (to the best of its knowledge and belief, having made due and careful enquiry) threatened in writing against it or any of its Subsidiaries.

18.15	No breach of laws

(a)	It has not (and none of its Subsidiaries has) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

(b)	It is in compliance with all Authorizations in all material respects.

18.16	Environmental compliance

(a)

Each member of the Group is in compliance with clause 21.17 (Environmental compliance) and to the best of its knowledge and belief (having made due and careful internal enquiry) no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or is reasonably likely to have a Material Adverse Effect.

(b)

No Environmental Claim has been commenced or (to the best of its knowledge and belief (having made due and careful internal enquiry)) is threatened against any member of the Group where that claim has or is reasonably likely, if determined against that member of the Group, to have a Material Adverse Effect.

18.17	Taxation

(a)	It is not (and none of its Subsidiaries is) materially overdue in the filing of any Tax returns.

(b)

It is not (and none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax (unless and only to the extent that (i) payment can be lawfully withheld, is being contested in good faith and adequate reserves are being maintained for the payment of such Taxes or (ii) the amount of such unpaid Taxes is not material, the non-payment results from an administrative oversight or error by a member of the Group and such payment is made promptly (and in any event within three (3) Business Days) after a member of the Group becoming aware of such non-payment).

(c)

No claims or investigations are being, or are reasonably likely to be, made or conducted against it (or any of its Subsidiaries) with respect to Taxes such that a liability of, or claim against, any member of the Group of US$[redacted for commercially sensitive information] (or its Equivalent) or more is reasonably likely to arise.

18.18	Anti-corruption law

The Borrower, each Obligor and each of their Subsidiaries has conducted its businesses in compliance with applicable anti-corruption laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

18.19	Sanctions

(a)

Neither the Borrower nor any Obligor, nor any of their Subsidiaries or joint ventures, nor any of their respective directors, officers or employees, nor to the knowledge of any Obligor, any persons acting on any of their behalf:

	(i)	is a Restricted Party; or

	(ii)	has received notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

18.20	Security and Financial Indebtedness

	(a)	No Security or Quasi-Security exists over all or any of the present or future assets of any member of the Group other than Permitted Security.

	(b)	No member of the Group has any Financial Indebtedness outstanding other than Permitted Indebtedness.

18.21	Transaction Security

(a)

Subject to the Legal Reservations, the Transaction Security ranks (or, on the effective date of such Transaction Security, will rank) at least pari passu with all other Security (excluding Permitted Security), including such secured obligations owed under the Gold Purchase Agreement.

(b)

Any shares that are expressed to be subject to the Transaction Security are fully paid and are not subject to any option to purchase or similar rights. The charter documents of the companies whose shares are subject to the Transaction Security do not and could not restrict or inhibit any transfer of those shares on creation or on enforcement of the Transaction Security.

18.22	Legal and beneficial ownership

(a)

Each member of the Group has good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorizations to use, the assets necessary to carry on its business as presently conducted.

(b)

Each member of the Group is the sole legal and beneficial owner of the respective assets over which it purports to grant Security free from any claims, third party rights or competing interests other than Permitted Security.

	(c)	No breach of any law or regulation is subsisting that would reasonably be likely to adversely affect the value of the assets that are expressed to be the subject of the Transaction Security.

(d)

There is no covenant, easement, agreement, reservation, restriction, condition or other matter that materially and adversely affects the assets that are expressed to be the subject of the Transaction Security.

18.23	Intellectual Property

It has available to it now, or will at the time necessary for the business of the Properties have, all material Intellectual Property necessary for the Properties (if any) including in relation to all patents, trade marks, service marks, designs, utility models, copyrights, design rights, inventions, confidential information, know-how and rights of like nature.

18.24	Group Structure Chart

The Group Structure Chart is true, complete and accurate in all material respects and shows the following information:

(a)

Each member of the Group, including current name and company registration number, its Original Jurisdiction, its jurisdiction of incorporation and/or its jurisdiction of establishment, a list of shareholders and indicating whether a company is not a company with limited liability; and

(b)	all minority interests in any member of the Group and any person in which any member of the Group holds shares in its issued share capital or equivalent ownership interest of such person.

18.25	Accounting Reference Date

The Accounting Reference Date of the Borrower and each member of the Group is 31 December.

18.26	No amendment

Its articles and by-laws documents have not been amended since the date of certification of those provided pursuant to paragraph 1(a) of Schedule 1 (Conditions precedent), except for any amendments permitted pursuant to the Finance Documents.

18.27	Ownership of Obligors

(a)	As at the date of this Agreement, the date of and after Financial Close:

	(i)	one hundred percent (100%) of the share capital of 0985472 is directly, legally and beneficially owned and controlled by the Borrower;

	(ii)	one hundred percent (100%) of the share capital of Klondex Canada Ltd. is directly, legally and beneficially owned by the Borrower;

	(iii)	one hundred percent (100%) of the share capital of Klondex Holdings is directly, legally and beneficially owned and controlled by 0985472;

	(iv)	one hundred percent (100%) of the share capital of Klondex Gold and Klondex Midas is directly, legally and beneficially owned and controlled by Klondex Holdings; and

	(v)	one hundred percent (100%) of the share capital of Klondex Operations is directly, legally and beneficially owned and controlled by Klondex Midas;

except to the extent that the ownership interest of the applicable shareholder in the share capital of an Obligor may change pursuant to any other transaction undertaken with the prior written consent of the Lender.

18.28	Insurances

(a)	All Insurances that by the terms of this Agreement are required to be in place are in place and are in full force and effect.

(b)

Nothing has been done, suffered or omitted to be done by an Obligor that would render any of such Insurances unenforceable, suspended, void or voidable, in whole or in a material part or which would entitle any insurer or reinsurer to reduce its liability thereunder.

(c)	No member of the Group has received any notification from its insurers that their liability under the Insurances has been reduced or avoided.

18.29	Material Adverse Effect

No event or circumstance is continuing which has or is reasonably likely to have a Material Adverse Effect.

18.30	No adverse consequences

(a)	It is not necessary under the laws of its Relevant Jurisdictions:

(i)	in order to enable any Finance Party to enforce its rights under any Finance Document; or

(ii)	by reason of the execution of any Finance Document or the performance by it of its obligations under any Finance Document,

that any Finance Party should be licensed, qualified or otherwise entitled to carry on business in its Relevant Jurisdictions.

(b)

No Finance Party is or will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdictions by reason only of the execution, performance and/or enforcement of any Finance Document.

18.31	No immunity

In any proceedings taken in its jurisdiction of incorporation in relation to the Finance Documents to which it is a party, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

18.32	[Intentionally Deleted]

18.33	Repetition

(a)

The Repeating Representations are deemed to be made by each Obligor on the date of each Utilization Request, the date of Financial Close, the first day of each Interest Period, the date of any Extension Request and the date of any Amendment Request.

(b)

Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

19	Information Undertakings

The undertakings in this clause 19 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

19.1	Financial statements

The Borrower shall supply to the Lender:

(a)

as soon as available and in any event within ninety (90) days after the end of each fiscal year, the Borrower shall deliver to the Lender: (i) the audited consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year and the related audited consolidated and consolidating statements of income, shareholders’ equity and cash flow for such fiscal year; (ii) a report with respect to such audited financial statements from the Borrower’s auditors, which report shall state that (A) such audited financial statements present fairly the consolidated financial position of the Borrower as at the dates indicated and the results of its operations and cash flow for the periods indicated in conformity with Accounting Principles applied on a basis consistent with prior years, and (B) that the examination by such accountants in connection with such audited financial statements has been made in accordance with generally accepted auditing standards;

(b)

as soon as available and in any event within forty-five (45) days after the end of each fiscal quarter of each fiscal year, the Borrower shall deliver the unaudited condensed consolidated balance sheet of the Borrower, as adjusted in conformity with Accounting Principles, as at the end of such fiscal quarter and the related consolidated statements of income, shareholders’ equity and cash flow for such fiscal quarter and for the period from the beginning of such fiscal year to the end of such fiscal quarter; and

(c)

as soon as available but in no event more than thirty (30) days after the end of each calendar month, the Borrower shall deliver a summary of such month’s operations and a summary of the fiscal year-to-date operations, in a form reasonably satisfactory to the Lender, including information in reasonable detail concerning (i) production during such period; (ii) the inventory at the end of such period; (iii) revenues generated during such period; (iv) operating costs during such period; (v) costs constituting capital expenditures; (vi) when prepared and available, the Borrower’s most recent quarterly cash planning forecast (including, without limitation, current cash balances) covering at least the next following fiscal quarter; and (vii) any material developments during such period in project operation or development, including material technical problems, discovery of any material defect in any physical facilities of the Borrower, material interruption to operation, updates on permitting and project timelines or material labor difficulties.

19.2	Compliance Certificate

(a)

The Borrower shall supply to the Lender, with each set of financial statements or quarterly management accounts delivered pursuant to clause 19.1 (Financial statements), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with clause 20 (Financial covenants) as at the date as at which those financial statements were drawn up.

(b)

Each Compliance Certificate shall be signed by the Chief Financial Officer or any director of the Borrower, for the purpose of certifying compliance with the other financial covenants in clause 20 (Financial covenants).

19.3	Requirements as to financial statements

(a)

Each set of financial statements delivered by the Borrower pursuant to clause 19.1 (Financial statements) shall be certified by the Chief Financial Officer or any director of the relevant company as fairly representing its financial condition as at the date as at which those financial statements were drawn up.

(b)	The Borrower shall procure that each set of financial statements delivered pursuant to clause 19.1 (Financial statements) is prepared in accordance with the Accounting Principles.

19.4	Annual Budget and Base Case Model

(a)

The Borrower shall provide to the Lender the Annual Budget describing the budgeted sources and uses of funds by the Borrower over the following twelve (12) month operating period, which will be consistent with the Base Case Model. The Annual Budget shall be updated annually during the term of the Facility, and in the event of any material changes to the Annual Budget during the relevant year.

(b)

The Borrower shall provide to the Lender the Base Case Model for the Properties outlining, at a minimum, the following three (3) years of operations. The Borrower shall provide an updated Base Case Model annually, and in the event of a material changes to the Base Case Model during the relevant year (including for the avoidance of doubt, in respect of any proposed acquisitions). Where any such material change will likely result in:

(i)	a material reduction in forecast production up to the Original Final Maturity Date, on a consolidated basis;

(ii)	a material increase in the average cost of production or capital expenditures required to maintain production from the Properties, on a consolidated basis in dollars;

(iii)	a material change in current or conventional mining methods employed at the Midas Mine or Fire Creek Mine;

(iv)

a material change in the processing circuit used at the Midas Plant for current mine production (for greater certainty, the use of alternative methods and processing for the development and extraction of new resources or deposits shall not constitute a material change in this clause 19.4(b));

(v)

a forecast funding shortfall, after considering cash, forecast cash flows and available Commitments, over the forecast period greater than ten percent (10%) of the current market capitalization of the Borrower; or

(vi)	any change which could have a Material Adverse Effect on the Transaction Security,

the Borrower shall be required to obtain the Lender’s consent within thirty (30) days of proposing any changes to the Base Case Model, such consent not to be unreasonably withheld or delayed.

19.5	Report undertakings

The Borrower undertakes in relation to each report, budget or certificate delivered by it pursuant to this clause 19 (Information undertakings) that, as at the date of delivery thereof:

(a)

all the factual information set out therein will (or, to the extent that information has been provided by others, will to the best of its knowledge, after due enquiry) be true, complete and accurate in all material respects and will be compiled in good faith; and

(b)

all projections, forecasts, estimates and opinions made by it therein are made in good faith, arrived at after due and careful consideration and enquiry and genuinely represent its views as at the date they are given or made.

19.6	Environmental matters

(a)	Each Obligor shall, promptly upon becoming aware of the same, inform the Lender in writing of:

(i)	any Environmental Claim against any member of the Group which is current, pending, or threatened in writing; and

(ii)	any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group.

(b)

The Borrower shall promptly upon request provide such information as may be requested by the Lender, and give such access to the Properties and the assets of the Borrower, as is reasonably required by the Lender to assess the Properties in relation to the Environmental.

19.7	Reserves and resources

(a)	The Borrower shall ensure that it maintains

(i)

sufficient reported measured and indicated resources (in accordance with Ontario Securities Commission instrument NI 43-101) in a minimum amount (such amount, the Minimum Resources Undertaking) equal to [redacted for commercially sensitive information]; and

(ii)	[redacted for commercially sensitive information].

(b)

The Borrower shall provide a certificate calculating the measured, indicated and inferred resources to the Lender within forty-five (45) days after the end of each fiscal quarter of each fiscal year based on internal calculations and technical report in accordance with NI 43-101 report on an annual basis in order to demonstrate compliance with subparagraph (i) above, and in respect of subparagraph (ii) above, shall satisfy the same with the delivery of the mine plan upon which each Annual Budget is based.

19.8	Information: miscellaneous

The Borrower shall supply to the Lender:

(a)	all documents dispatched by the Borrower or any Obligor to its shareholders (or any class of them) or its creditors generally;

(b)

a copy of (i) all reports, notices, orders, edicts or other information submitted to, or received from the Government and any material notices in respect of the Environmental Impact Assessment Licence; and (ii) any material notices given or received by the Borrower or any other Obligor pursuant to any other Finance Document promptly upon submission or receipt thereof;

(c)

promptly upon any Obligor becoming aware of them, the details of any litigation, arbitration or administrative proceedings (including in respect of any labour dispute) which are current, threatened or pending against any member of the Group which:

(i)

relate to a claimed amount in excess of US$[redacted for commercially sensitive information] (in relation to any individual proceedings, claims or disputes, or in aggregate with any other proceedings, claims or disputes in relation to the same matter of contract) or, when aggregated with the other claims, disputes and/or proceedings, in excess of US$[redacted for commercially sensitive information]; or

(ii)

would, if adversely determined, have or be reasonably likely to have, a Material Adverse Effect, unless and only to the extent to which such proceedings, disputes or claims have been disclosed in the Disclosure Schedule, provided that the Borrower shall promptly upon any Obligor becoming aware of the same, supply the Lender with details of any final determination, settlement or discharge of such disclosed proceedings, disputes or claims or any adverse change in relation to such disclosed proceedings, disputes or claims;

(d)	promptly upon becoming aware of such, the details of any claims in relation to the Insurances in excess of US$[redacted for commercially sensitive information];

(e)	promptly upon becoming aware of such, the details of any circumstances which are reasonably likely to lead to the revocation, cancellation or cessation of the mining rights of any Obligor;

(f)

promptly, any event that reasonably could be expected to result in the revocation, withdrawal, cancellation, termination, suspension, forfeiture or variation of any Authorization, except where any such Authorization is no longer required for the Properties;

(g)

promptly, details of any replacement, resignation or other expiry of appointment (or proposals for the same) of any senior management employees of the Obligors (including the chief executive officer and the chief operating officer;

(h)	promptly, such information as the Security Agent may reasonably require about the Charged Property and compliance of the Obligors with the terms of any Transaction Security Documents; and

(i)	promptly, such further information regarding the financial condition, business and operations of any member of the Group as any Finance Party may reasonably request.

19.9	Amendment of charter documents

Each Obligor shall inform and notify the Lender of any proposed amendment, variation or waiver of any of the terms or conditions or scope of its charter documents at least five (5) Business Days’ prior to the proposed amendment, variation or waiver taking effect.

19.10	Notification of default

(a)

Each Obligor shall notify the Lender of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b)

Promptly upon a request by the Lender, the Borrower shall supply to the Lender a certificate signed by the Chief Financial Officer, or other director or senior officer, on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

19.11	[Intentionally deleted]

19.12	Know your customer checks

If:

(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(b)	any change in the status of an Obligor (or the incorporation or addition of a new Obligor) after the date of this Agreement; or

(c)	a proposed assignment or transfer by the Lender of any of its rights and obligations under this Agreement to a party that is not the Lender prior to such assignment or transfer,

obliges the Lender to comply with know your customer or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall, promptly upon the request of the Lender, supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Lender to carry out and be satisfied that the Obligor has complied with all necessary know your customer or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

20	Financial Covenants

20.1	Financial definitions

In this Agreement:

Borrower Adjusted EBITDA means, in respect of any Relevant Period, the aggregate EBITDA less an amount equal to the Sustaining Capital Expenditures, without, for greater certainty, double counting any such expenditure that is included within operating expenses for the Relevant Period.

Borrower Cash Balance means the aggregate amounts standing to the credit of the Borrower’s accounts, subject to the Transaction Security excluding cash securing (i) the performance of bids, tenders, leases, contracts (other than for the payment of money) or statutory obligations or (ii) obligations on surety or appeal or performance bonds, including those to support or secure reclamation in accordance with applicable law, as required by any governmental agency to support or secure reclamation in accordance with applicable laws or (iii) any margined trading exposures permitted under clause 21.38.

Borrower Current Assets means, with respect to the Borrower, on a consolidated basis, all current assets of the Borrower as of any date of determination calculated in accordance with Accounting Principles.

Borrower Current Liabilities means the aggregate (on a consolidated basis) of all liabilities (including trade creditors, accruals and provisions) of the Borrower expected to be settled within twelve months of the Test Date calculated in accordance with Accounting Principles.

Borrower Current Ratio means, in respect of any Relevant Period, the ratio of:

(a)	Borrower Current Assets on the Test Date; to

(b)	Borrower Current Liabilities on the Test Date.

Borrower Gearing Ratio means, in respect of any Relevant Period, the ratio of:

(c)	Borrower Total Debt on the Test Date; to

(d)	Borrower Adjusted EBITDA for that Relevant Period.

Borrower Tangible Net Worth means the aggregate value of all assets after deducting or eliminating from the calculation intangible assets and future income tax benefits less the aggregate of all liabilities.

Borrower Total Debt means the aggregate of the current liabilities and long term liabilities in respect of financing transactions as detailed in the Borrower’s consolidated financial statements, including the Gold Purchase Agreement, less the minimum Borrower Cash Balance of US$10,000,000.

Capital Expenditures means, with respect to any Person for any period, any expenditure in respect of any fixed or capital asset (excluding normal replacements and maintenance which are properly charged to current operations).

EBITDA shall be calculated on the basis of the Net Income for the period, adjusted to add back income tax, depreciation, amortization and finance charges (as detailed in the Statement of Income) and otherwise adjusted for other non-cash items (as detailed in the Borrower’s consolidated financial statements).

Quarter Date means each of 31 March, 30 June, 30 September and 31 December.

Relevant Period means each period of twelve (12) months ending on a Test Date.

Sustaining Capital Expenditures means [redacted for commercially sensitive information].

Test Date means every Quarter Date in each year.

20.2	Interpretation

(a)

Except as provided to the contrary in this clause 20 (Financial covenants), an accounting term used in this clause 20 (Financial covenants) is to be construed in accordance with the Accounting Principles.

(b)	Any amount in a currency other than dollars is to be taken into account at its dollar equivalent calculated on the basis of:

(i)	the Lender’s Spot Rate of Exchange; or

(ii)

if the amount is to be calculated on the last day of a financial period of the Borrower or a member of the Group, the relevant rates of exchange used by the Borrower or a member of the Group in, or in connection with, the financial statements covering it for that period.

(c)	No item must be credited or deducted more than once in any calculation under this clause 20 (Financial covenants).

20.3	Financial condition

The Borrower shall ensure that:

(a)	Borrower Tangible Net Worth: The Borrower Tangible Net Worth in respect of any Test Date is not less than US$100,000,000.

(b)	Borrower Gearing Ratio: The Borrower Gearing Ratio in respect of any Relevant Period is not greater than 4.00:1.

(c)	Borrower Cash Balance: The Borrower Cash Balance in respect of any Relevant Period is not less than US$10,000,000.

(d)	Borrower Current Ratio: The Borrower Current Ratio in respect of any Relevant Period is not less than 1.10:1.

20.4	Financial testing

The financial covenants set out in clause 20.3 (Financial condition) shall be calculated in accordance with the Accounting Principles and tested by reference to each of the quarterly financial statements delivered pursuant to 19.1 (Financial statements).

20.5	Annual Budget undertaking

The Annual Budget shall be required to show that forecast operations and capital expenditures for the period is fully funded from available liquidity (including cash, forecast cash flows and available debt under the Facility).

21	General Undertakings

The undertakings in this clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

21.1	Authorizations

The Borrower shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain all Authorizations in full force and effect; and

(b)	upon request, supply certified copies to the Lender of,

(i)	any Authorization required under any law or regulation of a Relevant Jurisdiction to:

(A)	enable it to perform its obligations under the Finance Documents;

(B)	ensure, subject to Legal Reservations, the legality, validity, enforceability or admissibility in evidence of any Finance Document; and

(C)	carry on its business where failure to do so has or is reasonably likely to have a Material Adverse Effect; and

(ii)	any Material Licence.

21.2	Default

The Borrower shall immediately notify the Finance Parties of any Default occurring under the Finance Documents.

21.3	Compliance with laws

(a)	The Borrower shall (and shall ensure that each of its Subsidiaries will) comply in all material respects with all Applicable Laws.

(b)

The Borrower shall (and shall ensure that each of its Subsidiaries will) comply in all respects with all Applicable Laws and all agreements which are binding and enforceable against it, in each case to the extent they relate to the provision and funding of pension schemes.

(c)	The Borrower shall ensure that no:

(i)

funds or assets of the Borrower or its Subsidiaries that are used to repay the Facility shall constitute property of, or shall be beneficially owned by, any Designated Person or be derived from any transaction that would violate any Sanctions;

(ii)	proceeds of the Facility shall be used to fund any transaction that would violate any Sanctions; and

(iii)	Designated Person shall have any direct or indirect interest in the Borrower or its Subsidiaries that would violate any Sanctions.

21.4	Defence of claims

The Borrower shall defend any action, claim or other proceeding made against or affecting the Borrower unless there is no effective defence to such action, claim or proceeding, or it is not commercially worthwhile for the Borrower to defend it, in which case the Borrower shall use all reasonable endeavours to minimise or mitigate the effect of such claim, action or proceeding upon it and its business (including settling or compromising such claim if commercially appropriate to do so).

21.5	Negative pledge

In this clause 21.5, Quasi-Security means an arrangement or transaction described in paragraph (b) below.

(a)	Other than Permitted Security, the Borrower shall not create or permit to subsist any Security over any of its assets.

(b)	The Borrower shall not:

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by the Borrower or any other member of the Group;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)

other than pursuant to Permitted Indebtedness, enter into any arrangement under which money for the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)	enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c)	Paragraphs (a) and (b) above do not apply to any Security or (as the case may be) Quasi- Security, listed below:

(i)

any lien arising by operation of law and in the ordinary course of trading on arm’s length terms (including retention of title arrangements) and securing amounts not more than sixty (60) days overdue and not as a result of a default or omission by any member of the Group, and a reserve or other appropriate provision, if any, as shall be required by IFRS shall have been made for such lien;

(ii)

any Security or Quasi-Security over or affecting any asset acquired by the Borrower after the date of this Agreement if such asset is acquired as a result of a Permitted Acquisition under Permitted Acquisition Debt;

(iii)	any Security or Quasi-Security arising under the Finance Documents;

(iv)	(prior to Financial Close) any Security or Quasi-Security which secures Permitted Indebtedness arising under the Gold Purchase Agreement, on its terms as at the date of this Agreement;

(v)

(prior to Financial Close) any Security or Quasi-Security which secures Permitted Indebtedness arising under the Shoreline Asset Purchase Agreement and Shoreline Promissory Note, on its terms as at the date of this Agreement;

(vi)	any Security or Quasi-Security assumed by the Borrower or Klondex Canada in connection with the Shoreline Asset Purchase Agreement;

(vii)

the Borrower deposits and pledges of cash or securities (only to the extent such deposits or pledges are incurred or otherwise arise in the ordinary course of business and secure obligations not past due) securing (i) the performance of bids, tenders, leases, contracts (other than for the payment of money) or statutory obligations or (ii) obligations on surety or appeal or performance bonds, including those to support or secure reclamation in accordance with Applicable Law, as required by any governmental agency to support or secure reclamation in accordance with Applicable Laws, and, in each case, only to the extent such deposits or pledges are incurred or otherwise arise in the ordinary course of business and secure obligations not past due;

(viii)

pledges, deposits and liens in connection with workers’ compensation, employment insurance and other similar legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements to the extent required by Applicable Law;

(ix)

rights of set-off or bankers’ liens upon deposits of cash or broker’s liens upon securities in favour of financial institutions, banks or other depositary institutions to a maximum of $[redacted for commercially sensitive information];

(x)

short term pledge certificates, cash collateral or cash margining posted under the Hedging Agreements contemplated by Section 21.38(b)(ii), not to exceed the limit set forth in Section 21.38(b)(ii)(C); and

(xi)	any Security or Quasi-Security granted in respect of any equipment which secures Permitted Indebtedness arising under any Permitted Equipment Financing; and

(xii)	any Security or Quasi-Security created or permitted to subsist with the prior written consent of the Lender,

provided that only clauses 21.5(c)(i), 21.5(c)(iii), 21.5(c)(iv) and 2.15(c)(xii) shall apply to any Security or Quasi-Security over any Excluded Assets, (together, Permitted Security).

21.6	Disposals

(a)	The Borrower shall not effect a Disposal of any of its assets, undertaking or business.

(b)	Paragraph (a) above does not apply to any Permitted Disposal or Disposal:

(i)

of assets to another Obligor, provided that if the disposing company has given Transaction Security over those assets, the acquiring company must give equivalent Transaction Security over those assets; or

(ii)	made with the prior written consent of the Lender.

21.7	Arm's length basis

(a)	The Borrower shall not enter into any transaction with any person except on arm's length terms and for full market value (except with the prior written consent of the Lender).

(b)	Paragraph (a) above does not apply to:

(i)

any disposals permitted under clause 21.6 (Disposals) or guarantees permitted under clause 21.11 (Financial indebtedness), in each case arising under or made in accordance with an agreement which is in force on (and on its terms as at) the date of this Agreement; or

(ii)	any loans, disposal or guarantees entered into or made between the Borrower and another Obligor from time to time.

21.8	Acquisition of Real Property

(a)

As soon as reasonably practicable upon the acquisition of additional real property, including real property in relation to the Properties, (provided however with respect to acquisition of additional real property with a value of less than $[redacted for commercially sensitive information] only, no later than the end of the fiscal quarter following any such acquisition), the Borrower shall:

(i)	notify the Lender; and

(ii)	execute a supplement (or similar document) amending the appropriate deed of trust or debenture such that it thereafter includes the additional real property.

21.9	No guarantees or indemnities

(a)	The Borrower shall not incur or allow to remain outstanding any guarantee in respect of any obligation of any person.

(b)	Paragraph (a) does not apply to a guarantee which is:

(i)	permitted under clause 21.11 (Financial indebtedness); or

(ii)	granted with the prior written consent of the Lender.

21.10	Dividends and share redemption

(a)	The Borrower shall not make any Distribution.

(b)	Paragraph (a) above does not apply to:

(i)

the making of a Distribution to another Obligor with respect to (x) Permitted Indebtedness, (y) management fees or consulting fees to reflect attributable management (or consulting) costs or salaries, or (z) intercompany cash and inventory management, each in the ordinary course of business and Accounting Principles; or

(ii)	the making of a Distribution, provided that:

(A)	payment is made when no Default is continuing or would occur immediately after the making of the payments;

(B)	the covenants described in clause 20.3 (Financial condition) have been satisfied as of the most recent Test Date and on a pro-forma basis for the following twelve (12) Months.

(C)	the most recent Annual Budget shows that the Borrower is fully funded from cash, forecast cash flows and available liquidity after making such distribution for the following twelve (12) Months.

21.11	Financial Indebtedness

(a)	Neither the Borrower, nor any of the Obligors, shall:

(i)	Incur, be a creditor in respect of or allow to remain outstanding any Financial Indebtedness; or

(ii)

pay or discharge (including by way of set-off or combination of accounts), or grant any guarantee, indemnity, bond, letter of credit or similar assurance of performance or against financial loss in support of, any obligations (including indebtedness) owed to it or any other person.

(b)	Paragraph (a) above does not apply to any Financial Indebtedness:

(i)	arising under a Finance Document;

(ii)	(prior to the first Utilization Date) arising under the Gold Purchase Agreement, on its terms as at the date of this Agreement;

(iii)	(prior to the first Utilization Date) arising under the Shoreline Promissory Note, on its terms as at the date of this Agreement;

(iv)	arising under any Permitted Equipment Financing;

(v)	arising under intercompany loans to any Obligor;

(vi)	arising under any unsecured debt,

(A)	excluding any marked-to-market trading exposures, not exceeding US$[redacted for commercially sensitive information] in aggregate;

(B)	consisting of marked-to-market trading exposures not exceeding the amounts specified in Section 21.38;

(vii)	arising under any trade payables in the ordinary course of business or less than ninety (90) days outstanding;

(viii)

deposits and pledges of cash or securities (only to the extent such deposits or pledges are incurred or otherwise arise in the ordinary course of business and secure obligations not past due) securing (i) the performance of bids, tenders, leases, contracts (other than for the payment of money) or statutory obligations or (ii) obligations on surety or appeal or performance bonds, including those to support or secure reclamation in accordance with applicable law, as required by any governmental agency to support or secure reclamation in accordance with applicable laws, and, in each case, only to the extent such deposits or pledges are incurred or otherwise arise in the ordinary course of business and secure obligations not past due;

(ix)

unsecured indebtedness owed to any person providing property, casualty, liability, or other insurance to the Borrower or any Obligor, so long as the amount of such indebtedness is not in excess of $[redacted for commercially sensitive information], and shall be incurred only to defer the cost of such insurance for the year in which such indebtedness is incurred and such indebtedness is outstanding only during such year;

(x)	owed by the Borrower to another Obligor; or

(xi)	incurred or allowed to remain outstanding with the prior written consent of the Lender (together, Permitted Indebtedness).

21.12	Merger

The Borrower shall not enter into any merger or consolidation, except where:

(a)	The Borrower’s management survives and the Borrower’s board of directors retain control of the board following the merger or consolidation;

(b)

The merger or consolidation counterparty is within the precious metals mining sector in approved jurisdictions (US, Canada, Mexico and other to be agreed in writing with the Lender) and complies with the Lender’s regulatory compliance requirements; and

(c)	No breach of the Facility’s terms would result from the merger or consolidation, and the Lender’s position under the documentation or security is not adversely affected.

21.13	Change of business

The Borrower shall procure that no substantial change is made to the general nature of the business of the Borrower or the Group from that carried on at the date of this Agreement.

21.14	Joint Ventures

(a)	The Borrower shall not (except with the prior written consent of the Lender):

(i)	enter into, invest in or acquire (or agree to acquire) any shares, stocks, securities or other interest in any Joint Venture; or

(ii)

transfer any assets or lend to or guarantee or give an indemnity for or give Security for the obligations of a Joint Venture or maintain the solvency of or provide working capital to any Joint Venture (or agree to do any of the foregoing).

(b)	Paragraph (a) above does not apply to any Joint Venture specifically permitted by clause 21.15(b) below.

21.15	Acquisitions

(a)	The Borrower shall not (except with the prior written consent of the Lender):

(i)

invest in or acquire any share in, or any security issued by, any person (other than an Obligor), or any interest therein or in the capital of any person (other than an Obligor), or make any capital contribution to any person (other than an Obligor) (or make any preliminary or other payments towards or with a view to make such investment;

(ii)

invest in or acquire any business or going concern, or the whole or substantially the whole of the assets or business of any person, or any assets that constitute a division or operating unit of the business of any person (or make any preliminary or other payments towards or with a view to make such investment); or

(iii)	enter into any joint venture, consortium, partnership or similar arrangement with any person other than as permitted under clause 21.14 (Joint ventures).

(b)	Paragraph (a) above does not apply to any acquisition of:

(i)

assets or formations of Joint Ventures that are within the precious metals mining sector within approved jurisdictions (US, Canada, Mexico and other to be agreed upon in writing with the Lender, acting reasonably), provided that:

(A)

the cash acquisition costs or the Borrower’s funding commitments can be funded from currently available funds (including treasury, available debt under this Facility and proceeds of related equity issue) or Permitted Acquisition Debt;

(B)	any security over the acquired assets or Joint Ventures is on a limited recourse financing with no direct recourse post-acquisition to any Obligor for repayment;

(C)

the Borrower is able to demonstrate pro-forma compliance with financial ratios described in clause 20.3 (Financial condition) following the acquisition as such covenant is recomputed as at the last day of the most recently ended Test Date under such Section as if such acquisition had occurred on the first day of such Test Date;

(D)

if the acquisition materially increases the actual or contingent environmental, social and/or Tax liabilities of the Borrower, the Borrower shall show that such liabilities can be adequately funded or mitigated post-acquisition, to the extent that such liabilities are not otherwise reflected in the compliance with the financial ratios described in clause 20.3 (Financial condition);

(E)	if the acquisition requires any member of the Group to comply with either IFC Performance Standards or World Bank Standards, compliance with such standards; and

(F)

such acquisition shall result in the Security Agent, for the benefit of the Finance Parties, being granted a security interest (second ranking to the extent secured under Permitted Acquisition Debt) in any equity interests or any assets so acquired,

(together, Permitted Acquisitions).

21.16	Finance Documents

(a)

The Borrower shall not amend, vary, novate, supplement, supersede, waive or terminate any term of a Finance Document or any other document delivered to the Lender pursuant to clause 4.1 (Initial conditions precedent) except in writing:

(i)	in accordance with clause 32 (Amendments and Waivers) or as otherwise permitted pursuant to this Agreement;

(ii)	to the extent that that amendment, variation, novation, supplement, superseding, waiver or termination is permitted by the Intercreditor Agreement; or

(iii)	prior to or on Financial Close, with the prior written consent of the Lender.

(b)	The Borrower shall promptly supply to the Lender a copy of any document relating to any of the matters referred to in paragraph (a) above.

21.17	Environmental compliance

(a)	The Borrower shall:

(i)	comply in all respects with all Environmental Law;

(ii)	obtain, maintain and ensure compliance with all requisite Environmental Permits;

(iii)	take all reasonable steps in anticipation of known or expected future changes or obligations under Environmental Law; and

(iv)	implement procedures and management systems to adequately monitor compliance with and to mitigate liability under any Environmental Law.

21.18	Preservation of assets

The Borrower shall maintain and preserve all of its assets that are necessary or desirable for the conduct of its business, as conducted at the date of this Agreement, in good working order and condition, ordinary wear and tear excepted.

21.19	Access to the site

The Borrower shall permit the Lender and its authorised representatives reasonable access, upon request and reasonable notice, to inspect the construction, commissioning and operation of the Properties and related technical data books and records and shall cooperate with such persons to enable them to prepare their reports, provided that such rights of access shall be exercised in a way to minimise expense to the Borrower and, as far as is reasonably practicable, any disruption to the Properties.

21.20	Principal place of business

The Borrower shall have its registered office in British Columbia and principal place of business and executive office in Nevada, and shall maintain in such places, originals or copies of the principal books and records relating to its business.

21.21	Accounting systems

The Borrower shall ensure that adequate and appropriate accounting, management information and cost control and accounting systems for the Properties are installed and maintained and that books of accounts and other records give a true and fair view of the financial condition of the Borrower and the results of its operations in accordance with the Accounting Principles.

21.22	Accounting Reference Date

The Borrower shall not, change its Accounting Reference Date without the prior written consent of the Lender.

21.23	Auditors

The Borrower shall ensure at all times that its and the Group’s and the Borrower’s auditors are Pricewaterhouse Coopers LLP or such other firm approved in advance by the Lender (such approval not to be unreasonably withheld or delayed).

21.24	Construction, operation and maintenance

The Borrower shall carry out the Properties and conduct its business pursuant to this Agreement and Good Industry Practice, and in all material aspects in accordance with the Annual Budget and Base Case Model.

21.25	Amendment of charter documents

The Borrower shall not agree to any amendment to, variation or waiver of any of the terms or conditions or scope of its charter documents, unless the Lender has been given at least five (5) Business Days’ prior written notice of the proposed amendment, variation or waiver as required under clause 19.9 (Amendment of charter documents) and provided that where any such amendment, variation or waiver could have a Material Adverse Effect, no such amendment, variation or waiver may be effected without the prior written consent of the Lender, such consent not to be unreasonably withheld.

21.26	Anti-corruption law

(a)

The Borrower shall (and shall ensure that no Subsidiary will) directly or indirectly use the proceeds of the Facility for any purpose which would breach the Canada Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act of 1977 or other similar legislation in other jurisdictions.

(b)	The Borrower shall (and shall ensure that its Subsidiaries will):

(i)	conduct its businesses in compliance with applicable anti-corruption laws; and

(ii)	maintain policies and procedures designed to promote and achieve compliance with such laws.

21.27	Sanctions

The Borrower shall not, and shall not permit or authorise any other person to, directly or indirectly, use, lend, make payments of, contribute or otherwise make available, all or any part of the proceeds of any Loan or other transaction(s) contemplated by this Agreement to fund any trade, business or other activities:

(a)	involving or for the benefit of any Restricted Party; or

(b)

in any other manner that would reasonably be expected to result in the Borrower or the Lender being in breach of any Sanctions (if and to the extent applicable to either of them) or becoming a Restricted Party.

21.28	Taxation

(a)

The Borrower shall (and shall ensure that each member of the Group will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith; and

(A)

adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Lender under clause 19.1 (Financial statements); and

(B)	such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect; or

(ii)

the amount of such unpaid Taxes is not material, the non-payment results from an administrative oversight or error by a member of the Group and such payment is made promptly (and in any event within three (3) Business Days) after a member of the Group becoming aware of such non-payment.

(b)	No member of the Group may change its residence for Tax purposes.

21.29	Critical assets

Notwithstanding any other provision of this Agreement the Borrower shall not sell, lease, transfer or otherwise dispose of any Material Licence or of any other asset critical to the operation of the Properties without the prior written consent of the Lender. For greater certainty the obligations under this clause 21.29 shall include obtaining, maintaining or renewing, as applicable, any Material Licenses, approvals or consents necessary at the time for the carrying out of the Borrower’s business and operations.

21.30	Intellectual Property

The Borrower shall, to the extent that it has the right to the same, preserve and maintain the subsistence and validity of all material Intellectual Property necessary for the Properties including in relation to all patents, trade marks, service marks, designs, utility models, copyrights, design rights, inventions, confidential information, know-how and rights of like nature.

21.31	Insurance

(a)	The Borrower shall effect and maintain or cause to be effected and maintained in full force and effect the following Insurances with reputable independent insurance companies or underwriters:

(i)	property damage insurance covering all risks of physical loss, destruction, or damage to all insurable assets of the Properties;

(ii)	insurance of all risks of direct physical loss or damage on a “warehouse to warehouse” basis arising from the transport or temporary storage of Product or equipment;

(iii)

liability insurance on an occurrence basis against claims filed anywhere in the world and occurring anywhere in the world for an Obligor’s liability arising out of claims for personal injury (including bodily injury and death) and property damage;

(iv)	employers’ liability insurance in accordance with statutory requirements;

(v)	directors’ and officers’ liability insurance; and

(vi)	all insurances required to be in effect by the laws of the countries of incorporation of each Obligor.

21.32	Pari passu ranking

The Borrower shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

21.33	Access

The Borrower shall ensure that each member of the Group will, (not more than once in every calendar year unless the Lender reasonably suspects a Default is continuing or may occur) permit the Lender and/or the Security Agent and/or accountants or other professional advisers and contractors of the Lender or the Security Agent free access at all reasonable times and on reasonable notice at the risk and cost of the Borrower to (a) the premises, assets, books, accounts and records of each member of the Group and (b) meet and discuss matters with management of the Group.

21.34	Further assurance

(a)

The Borrower shall (and shall procure that each other member of the Group will) promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Agent may reasonably specify (and in such form as the Security Agent may reasonably require in favour of the Security Agent or its nominee(s)):

(i)

to perfect the Security created or intended to be created under or evidenced by the Transaction Security Documents or for the exercise of any rights, powers and remedies of the Security Agent or the Finance Parties provided by or pursuant to the Finance Documents or by law; and/or

(ii)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security.

(b)

The Borrower shall (and shall procure that each other member of the Group will) take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Agent or the Finance Parties by or pursuant to the Finance Documents.

21.35	Preservation of Transaction Security

Other than as expressly permitted under the Finance Documents, the Borrower shall not do, or consent to the doing of, anything that reasonably could be expected to prejudice the validity of any of the security granted pursuant to the Transaction Security Documents.

21.36	Abandonment or suspension

(a)	The Borrower shall not:

(i)	abandon the conduct of the Properties or any material part thereof; or

(ii)	suspend the operation of any of the Properties for a continuous period of more than thirty five (35) days.

(b)

If an event of force majeure occurs that the Borrower anticipates (acting reasonably) may result in the abandonment of the conduct of any of the Properties or a suspension of construction or operation of any of the Properties for a continuous period in excess of the relevant periods specified in clause 21.36(a), the Borrower immediately shall notify and consult with the Lender.

21.37	Immunity

The Borrower shall not in any proceedings in Canada or in any other jurisdiction in relation to any Finance Document, claim or seek in any way to claim, for itself or any of its assets, immunity from execution, attachment or other similar legal process.

21.38	Hedging programme

(a)

The Borrower shall undertake in good faith to offer risk management business to the Lender, subject to the Lender’s ability to execute such business effectively and promptly, and offer competitive commercial terms.

(b)	The Borrower shall not carry out any hedging transactions other than:

(i)

pursuant to a Counterparty Hedging Agreement, provided that at no time shall the aggregate of all outstanding Loans and marked-to-market trading exposures of the Obligors owed to the Finance Parties under this Agreement and the Counterparty Hedging Agreement exceed $[redacted for commercially sensitive information];

(ii)	[redacted for commercially sensitive information]; or

(iii)	with the prior written consent of the Lender.

21.39	Press announcements

The Borrower shall not, and shall procure that no member of the Group will, make any press announcement or other media communication (including by making any information available on any website) in relation to the Facility without the prior written consent of the Lender, save where an announcement is required by any applicable Canadian or US securities laws or the requirements of the TSX or NYSE (provided that, to the extent permitted to do so by such law, rules or regulation, the Borrower shall inform the Lender of the contents of such announcement or communication as soon as possible before such announcement or communication is made).

21.40	Klondex Canada

Klondex Canada shall deliver within 30 days of the Financial Close the Transaction Security Documents set out in Schedule 21.40, in form and substance satisfactory to the Finance Parties, acting reasonably.

22	Events of Default

Each of the events or circumstances set out in clause 22 is an Event of Default (save for clause 22.28 (Acceleration)).

22.1	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable.

22.2	Other obligations

(a)	An Obligor does not comply with any provision of the Finance Documents (other than those referred to in clause 22.1 (Non-payment)).

(b)

No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within ten (10) Business Days (or such other time as may be expressly provided in this Agreement) of the earlier of (A) the Lender giving notice to the Borrower and (B) the Borrower becoming aware of the failure to comply.

(c)

For the purposes of paragraph (b) above, any failure to comply with clauses 19.1, 19.2, 19.3, 19.4, 19.8(e), and 19.10, clause 20 (Financial covenants), or any provision of any Transaction Security Document shall not be capable of remedy.

22.3	Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made unless the underlying circumstances (if capable of remedy) are remedied within ten (10) Business Days of the statement being made or deemed repeated.

22.4	Cross default

(a)	Any event of default as described in the Gold Purchase Agreement.

(b)	Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

(c)	Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(d)	Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

(e)

Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

(f)

No Event of Default will occur under this clause 22.4 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (e) above is less than US$[redacted for commercially sensitive information] (or its Equivalent).

22.5	Insolvency

(a)

A member of the Group is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness.

(b)	The value of the assets of any member of the Group is less than its liabilities (taking into account contingent and prospective liabilities).

(c)	A moratorium is declared in respect of any indebtedness of any member of the Group. If a moratorium ends, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

22.6	Insolvency proceedings

(a)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)

the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Group or the Borrower other than a solvent liquidation or reorganisation of any member of the Group which is not an Obligor;

(ii)	a composition, compromise, assignment or arrangement with any creditor of any member of the Group;

(iii)

the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Group which is not an Obligor), receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any member of the Group or the Borrower or any of its assets; or

(iv)	enforcement of any Security over any assets of any member of the Group,

or any analogous procedure or step is taken in any jurisdiction.

(b)	This clause 22.6 shall not apply to:

(i)	any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within thirty (30) days of commencement; or

(ii)	the solvent liquidation of any member of the Group that is not an Obligor so long as any payments or assets distributed as a result of such liquidation are distributed to other members of the Group.

22.7	Creditors' process

Any expropriation, attachment, sequestration, execution or other enforcement action or any analogous process in any jurisdiction affects any asset or assets of a member of the Group having an aggregate value of US$[redacted for commercially sensitive information] and is not discharged within thirty (30) days.

22.8	Failure to comply with court judgment or arbitral award

(a)

Any member of the Group fails to comply with or pay by the required time any sum due from it under any final judgment or any final order made or given by a court or arbitral tribunal or other arbitral body, in each case of competent jurisdiction.

(b)

No Event of Default under paragraph (a) above will occur if the aggregate liability under that judgment or order is less than US$[redacted for commercially sensitive information] (or its Equivalent) and is discharged within thirty (30) days.

22.9	Unlawfulness and invalidity

(a)

It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents or any Transaction Security created or expressed to be created by the Transaction Security Documents ceases to be effective or any subordination created under the Intercreditor Agreement ceases to be effective.

(b)

Any obligation or obligations of any Obligor under any Finance Documents are not (subject to the Legal Reservations) or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lender under the Finance Documents.

(c)

Any Finance Document ceases to be in full force and effect or any Transaction Security or any subordination created under the Intercreditor Agreement ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective.

22.10	Repudiation and rescission of agreements

An Obligor (or other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or any of the Transaction Security or evidences an intention to rescind or repudiate a Finance Document or any Transaction Security.

22.11	Intercreditor Agreement

Any party to the Intercreditor Agreement (other than a Finance Party or an Obligor) fails to comply with the provisions of, or does not perform its obligations under, the Intercreditor Agreement, provided if the non-compliance or circumstances are capable of remedy, it is not remedied within thirty (30) days of the Lender giving notice to that party.

22.12	Major damage

The whole or any part (the book value of which is twenty percent (20%) or more of the book value of the aggregate of the assets of the Borrower on a consolidated basis) of any asset of the Borrower is destroyed or otherwise damaged.

22.13	Cessation of business

Any member of the Group suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

22.14	Abandonment

Abandonment, loss, damage or forfeiture of all or substantially all of the Properties or the mining rights, including the Material Licences.

22.15	Authorizations

(a)

Any Authorization is suspended, cancelled, revoked, forfeited, surrendered or terminated (whether in whole or in part thereof) or otherwise is not, or ceases to be, in full force and effect, or any person is, or becomes entitled to revoke, cancel, suspend, surrender or terminate any Authorization (whether in whole or in part thereof), and which is likely to have a Material Adverse Effect.

(b)	No Event of Default under clause 24.15(a) will occur if:

(i)	the mining operations are continuing uninterrupted; and

(ii)	the circumstances discussed in clause 24.15(a) are capable of remedy and are remedied within sixty (60) days of their occurrence.

22.16	Audit qualification

The auditors of any Obligor include:

(a)	a going concern qualification in their audit opinion; or

(b)	any other material qualification or any emphasis of matter statement,

in relation to any financial statements required to be delivered pursuant to clause 19.1 (Financial statements), which qualification or emphasis, or the matters in relation to which such qualification or emphasis is made, would have a Material Adverse Effect.

22.17	Litigation

(a)	Other than as disclosed in the Disclosure Schedule, any litigation, arbitration, administrative, governmental, regulatory or other investigation, proceeding or dispute is commenced or threatened:

(i)	in relation to the Finance Documents or the transactions contemplated in the Finance Documents; or

(ii)	otherwise against any member of the Group or its assets (or against the directors of any member of the Group),

which (in each case) in the opinion of the Lender is reasonably likely to be adversely determined and, if adversely determined, will have or is reasonably likely to have a Material Adverse Effect.

(b)

Any litigation, arbitration or administrative proceeding of or before any court, arbitral body or agency, or any other claim or dispute, has been finally settled (by non-appealable judgment, decision or other determination) against, or settled by, any member of the Group that has a determination or settlement value which:

(i)	is more than US$[redacted for commercially sensitive information]; or

(ii)	in the opinion of the Lender has or could reasonably be expected to increase the Borrower’s environmental, social and/or tax liabilities, and which in each case could have a Material Adverse Effect.

22.18	Expropriation

The authority or ability of any member of the Group to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, compulsory acquisition, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any member of the Group or any of its assets or the shares in that member of the Group (including without limitation the displacement of all or part of the management of any member of the Group).

22.19	Convertibility/Transferability

Any foreign exchange law is amended, enacted or introduced or is reasonably likely to be amended, enacted or introduced in any Relevant Jurisdiction that (in the opinion of the Lender):

(a)

has or is reasonably likely to have the effect of prohibiting, or restricting or delaying in any material respect any payment that any Obligor is required to make pursuant to the terms of any of the Finance Documents; or

(b)	is materially prejudicial to the interests of the Finance Parties under or in connection with any of the Finance Documents.

22.20	Material Licences

Any:

(a)	Material Licence is terminated, cancelled, suspended or revoked (whether wholly or in part);

(b)	restrictions or conditions are imposed on any Material Licence;

(c)	Material Licence is modified or varied in a way that is adverse in any material respect to the interests of the relevant member or members of the Group; or

(d)	Material Licence expires and is not renewed on substantially the same terms,

unless the mining operations are continuing uninterrupted and the circumstances leading to the relevant occurrences referred to in paragraphs (a) to (d) above are capable of remedy and are remedied within sixty (60) days of their occurrence.

22.21	[Intentionally Deleted]

22.22	[Intentionally Deleted]

22.23	Insurance

(a)	Any Insurance:

(i)	is not, or ceases to be, in full force and effect;

(ii)	is unavailable at the time it is required to be effected; or

(iii)	is avoided or reduced,

in a manner which would have a Material Adverse Effect.

(b)

Any insurer is entitled to avoid or otherwise reduce its liability under the policy relating to any Insurance or other insurance required to be effected under any Finance Document, unless the Insurance is, prior to its cession, replaced by insurance on substantially similar or more favourable terms and in form and substance satisfactory to the Lender.

22.24	Material adverse change

Any event or circumstance occurs which the Lender reasonably believe has or is reasonably likely to have a Material Adverse Effect.

22.25	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Lender may, by notice to the Borrower:

(a)	cancel the Commitment whereupon they shall immediately be cancelled;

(b)

declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable;

(c)	declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Lender; and/or

(d)	exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

CHANGES TO PARTIES

23	Changes to the Lender

23.1	Assignments and transfers by the Lender

Subject to this clause 23 and to clause 24 (Restriction on Debt Purchase Transactions), the Lender (the Existing Lender) may, upon the written consent of the Borrower (such consent not to be unreasonably withheld or delayed):

(a)	assign any of its rights; or

(b)	transfer by novation any of its rights and obligations,

to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, debt securities or other similar debt instruments or facilities (the New Lender); provided however that the consent of the Borrower shall not be required where the assignment is to an Affiliate of the Lender or after the occurrence and during the continuation of an Event of Default.

23.2	Conditions of assignment or transfer

(a)	An assignment or transfer of part of the Lender's participation in Commitment or Loans must be in a minimum amount of US$[redacted for commercially sensitive information].

(b)	An assignment will only be effective on:

(i)

receipt by the Existing Lender (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Lender) that the New Lender will assume the same obligations to the other Finance Parties and the other Secured Parties as it would have been under if it was the Lender;

(ii)	the New Lender entering into the documentation required for it to accede as a party to the Intercreditor Agreement; and

(iii)	performance by the Existing Lender of all necessary know your customer or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender.

(c)

A transfer will only be effective if the New Lender enters into the documentation required for it to accede as a party to the Intercreditor Agreement and if the procedure set out in clause 23.4 (Procedure for transfer) is complied with.

(d)	If:

(i)	the Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)

as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under clause 12 (Tax gross-up and indemnities) or clause 13 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

23.3	Limitation of responsibility of the Existing Lender

(a)	Unless expressly agreed to the contrary, the Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents, the Transaction Security or any other documents;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender, the other Finance Parties and the Secured Parties that it:

(i)

has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Finance Document or the Transaction Security; and

(ii)

will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this clause 23; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

23.4	Procedure for transfer

(a)

Subject to the conditions set out in clause 23.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (d) below when the Existing Lender executes an otherwise duly completed Transfer Certificate by the New Lender. The Existing Lender shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b)	The Borrower and the other Finance Parties irrevocably authorise the Lender to execute any Transfer Certificate on their behalf, without any consultation with them.

(c)

The Lender shall only be obliged to execute a Transfer Certificate delivered to it once it is satisfied that it has complied with all necessary know your customer or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(d)	Subject to clause 23.8 (Pro rata interest settlement), on the Transfer Date:

(i)

to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents and in respect of the Transaction Security shall be cancelled (being the Discharged Rights and Obligations);

(ii)

each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii)

the New Lender shall acquire the same rights and assume the same obligations in respect of the Transaction Security as they would have acquired and assumed had the New Lender been the Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Security Agent and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as the Lender.

23.5	Procedure for assignment

(a)

Subject to the conditions set out in clause 23.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (d) below when the Lender executes an otherwise duly completed Assignment Agreement delivered to it by the New Lender. The Lender shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

(b)	The Borrower and the other Finance Parties irrevocably authorise the Lender to execute any Assignment Agreement on their behalf, without any consultation with them

(c)

The Lender shall only be obliged to execute an Assignment Agreement delivered to it by the New Lender once it is satisfied it has complied with all necessary know your customer or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(d)	Subject to clause 23.8 (Pro rata interest settlement), on the Transfer Date:

(i)

the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents and in respect of the Transaction Security expressed to be the subject of the assignment in the Assignment Agreement;

(ii)

the Existing Lender will be released from the obligations (the Relevant Obligations) expressed to be the subject of the release in the Assignment Agreement (and any corresponding obligations by which it is bound in respect of the Transaction Security); and

(iii)	the New Lender shall become a Party as the Lender and will be bound by obligations equivalent to the Relevant Obligations.

(e)

The Lender may utilise procedures other than those set out in this clause 23.5 to assign their rights under the Finance Documents (but not, without the consent of the relevant Obligor or unless in accordance with clause 23.4 (Procedure for transfer), to obtain a release by that Obligor from the obligations owed to that Obligor by the Lender nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in clause 23.2 (Conditions of assignment or transfer).

23.6	Copy of Transfer Certificate, Assignment Agreement or Amendment Confirmation to Borrower

The Lender shall, as soon as reasonably practicable after it has executed a Transfer Certificate, an Assignment Agreement or an Amendment Confirmation, send to the Borrower a copy of that Transfer Certificate, Assignment Agreement or Amendment Confirmation.

23.7	Security over the Lender’s rights

In addition to the other rights provided the Lender under this clause 23, the Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b)

in the case of the Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:

(i)

release the Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(ii)

require any payments to be made by an Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

23.8	Pro rata interest settlement

(a)

Any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date (Accrued Amounts) and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period (or, if the Interest Period is longer than six (6) Months, on the next of the dates which falls at six (6) Monthly intervals after the first day of that Interest Period).

(b)	The rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts, so that, for the avoidance of doubt:

(i)	when the Accrued Amounts become payable, those Accrued Amounts will be payable to the Existing Lender; and

(ii)

the amount payable to the New Lender on that date will be the amount which would, but for the application of this clause 23.8, have been payable to it on that date, but after deduction of the Accrued Amounts.

(c)	In this clause references to 23.8Interest Period shall be construed to include a reference to any other period for accrual of fees.

24	Restriction on Debt Purchase Transactions

The Borrower shall not, and shall procure that and each other member of the Group shall not, enter into any Debt Purchase Transaction or beneficially own all or any part of the share capital of a company that is the Lender or a party to a Debt Purchase Transaction.

25	Changes to the Obligors

25.1	Assignments and transfer by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

ADMINISTRATION

26	Payment Mechanics

26.1	Distributions to an Obligor

The Lender may (with the consent of the Obligor or in accordance with clause 27 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

26.2	Clawback

(a)

Where a sum is to be paid to the Lender under the Finance Documents for another Party, the Lender is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)

If the Lender pays an amount to another Party and it proves to be the case that such Party had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Lender shall on demand refund the same to the Lender together with interest on that amount from the date of payment to the date of receipt by the Lender, calculated by the Lender to reflect its cost of funds.

26.3	Partial payments

(a)

If the Lender receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Lender shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Lender or the Security Agent under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Lender may vary the order set out in paragraphs (a)(ii) to (iv) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

26.4	No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

26.5	Business Days

(a)

Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

26.6	Currency of account

	(a)	Subject to paragraphs (b) and (c) below, dollars is the currency of account and payment for any sum due from an Obligor under any Finance Document.

	(b)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

	(c)	Any amount expressed to be payable in a currency other than dollars shall be paid in that other currency.

26.7	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)

any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Lender (after consultation with the Borrower); and

(ii)

any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Lender (acting reasonably).

(b)

If a change in any currency of a country occurs, this Agreement will, to the extent the Lender (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

26.8	Disruption to Payment Systems etc.

If either the Lender determines (in its discretion) that a Disruption Event has occurred or the Lender is notified by the Borrower that a Disruption Event has occurred:

(a)

the Lender may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facility as the Lender may deem necessary in the circumstances;

(b)

the Lender shall not be obliged to consult with the Borrower in relation to any changes mentioned in paragraph (a) if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)

the Lender may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)

any such changes agreed upon by the Lender and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of clause 32 (Amendments and Waivers);

(e)

the Lender shall not be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Lender) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this clause 26.8; and

(f)	the Lender shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

27	Set-Off

A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

28	Notices

28.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

28.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of any Obligor, that identified with its name below;

(b)	in the case of the Lender or the Security Agent, that identified with its name below,

or any substitute address or fax number or department or officer as the Party may notify to the Lender by not less than five (5) Business Days' notice.

28.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

	(i)	if by way of fax, when received in legible form; or

	(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

and, if a particular department or officer is specified as part of its address details provided under clause 28.2 (Addresses), if addressed to that department or officer.

(b)

Any communication or document to be made or delivered to the Lender or the Security Agent will be effective only when actually received by Lender or the Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the Lender’s or the Security Agent’s signature below (or any substitute department or officer as the Lender or the Security Agent shall specify for this purpose).

(c)	All notices from or to an Obligor shall be sent through the Lender.

(d)	Any communication or document made or delivered to the Borrower in accordance with this clause will be deemed to have been made or delivered to each of the Obligors.

(e)

Any communication or document which becomes effective, in accordance with paragraphs (a) to (d) above, after 5:00 p.m. in the place of receipt shall be deemed only to become effective on the following day (unless mutually agreed otherwise by all parties to the communication or document).

28.4	Notification of address and fax number

Promptly upon receipt of notification of an address or fax number or change of address or fax number pursuant to clause 28.2 (Addresses) or changing its own address or fax number, the Lender shall notify the other Parties.

28.5	Electronic communication

(a)

Any communication to be made between any two Parties under or in connection with the Finance Documents may be made by electronic mail or other electronic means, to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication and if those two Parties:

		(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

		(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five (5) Business Days' notice.

(b)

Any electronic communication made between those two Parties will be effective only when actually received in readable form and in the case of any electronic communication made by a Party to the Lender or the Security Agent only if it is addressed in such a manner as the Lender or Security Agent shall specify for this purpose.

	(c)	Any electronic communication which becomes effective, in accordance with paragraph (b) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

28.6	English language

	(a)	Any notice given under or in connection with any Finance Document must be in English.

	(b)	All other documents provided under or in connection with any Finance Document must be:

		(i)	in English; or

(ii)

if not in English, and if so required by the Lender, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

29	Calculations and Certificates

29.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

29.2	Certificates and Determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

29.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of three hundred sixty (360) days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

30	Partial Invalidity

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

31	Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of any Finance Party or Secured Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document. No election to affirm any Finance Document on the part of any Finance Party or Secured Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

32	Amendments and Waivers

32.1	Intercreditor Agreement

This clause 32 is subject to the terms of the Intercreditor Agreement.

32.2	Required consents

(a)

Subject to clause 32.3 (Lender matters) and clause 32.4 (Other exceptions), any term of the Finance Documents may be amended or waived only with the consent of Lender and the Obligors and any such amendment or waiver will be binding on all Parties.

(b)	The Lender may effect, on behalf of any Finance Party, any amendment or waiver permitted by this clause 32.

(c)

Notwithstanding clause (a) and (b) above, the Lender shall not amend, supplement or restate the terms of any Finance Document in such a way that such amendment, supplement or restatement would, materially affect the rights of the Hedge Counterparty without the prior written consent of the Hedge Counterparty.

32.3	Lender matters

(a)	An amendment, waiver or (in the case of a Transaction Security Document) a consent of, or in relation to, any term of any Finance Document that has the effect of changing or which relates to:

(i)	an extension to the date of payment of any amount under the Finance Documents;

(ii)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iii)

an increase in the Commitment (except pursuant to clause 2.2 (Amendment to Commitment), an extension of the Availability Period or any requirement that a cancellation reduces the Commitment of the Lender under the Facility;

(iv)	a change to the Borrower or the Guarantors;

(v)	any provision which expressly requires the consent of all the Lender;

(vi)

clause 2.4 (Finance Parties' rights and obligations), clause 6.2 (Extension option), clause 23 (Changes to the Lender), this clause 32, the governing law of any Finance Document or clause 40.1 (Jurisdiction of British Columbia courts);

(vii)	the nature or scope of:

(A)	the guarantee and indemnity granted under clause 17 (Guarantee and Indemnity);

(B)	the Charged Property; or

(C)	the manner in which the proceeds of enforcement of the Transaction Security are distributed,

(except, in the case of paragraphs (B) and (C) above, insofar as it relates to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document);

(viii)

the release of any guarantee and indemnity granted under clause 17 (Guarantee and indemnity) or of any Transaction Security (unless permitted under this Agreement or any other Finance Document or relating to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document); or

(ix)	any amendment to the order of priority or subordination under the Intercreditor Agreement,

shall not be made or given without the prior consent of all the Lender.

32.4	Other exceptions

An amendment or waiver which relates to the rights or obligations of the Lender or the Security Agent (each in their capacity as such) may not be effected without the consent of the Lender or the Security Agent.

33	Confidentiality

33.1	Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by clause 33.2 (Disclosure of Confidential Information), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

33.2	Disclosure of Confidential Information

Any Finance Party may disclose:

(a)

to any of its Affiliates (including branches) and Related Funds and any representatives in any jurisdiction and any of its or their officers, directors, employees, professional advisers, insurers, insurance brokers, service providers, rating agencies, direct or indirect providers of credit protection, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price- sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	to any person:

(i)

to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Lender or Security Agent and, in each case, to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(ii)

with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation, insurance or brokerage arrangement in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(iii)

appointed by any Finance Party or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;

	(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (b)(ii) above;

(v)

to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, quasi-governmental, administrative, supervisory, banking, taxation or other regulatory authority or similar body, court or tribunal, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

	(vi)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

	(vii)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to clause 23.7 (Security over Lender’s rights);

	(viii)	who is a Party; or

(ix)	with the consent of the Borrower;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)

in relation to paragraphs (b)(i), (b)(ii) and (b)(iii) above, the person to whom the Confidential Information is to be given has entered into a confidentiality undertaking except that there shall be no requirement for a confidentiality undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)

in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has entered into a confidentiality undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)

in relation to paragraphs (b)(v), (b)(vi) and (b)(vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price- sensitive information; and

(c)

to any person appointed by that Finance Party or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in a form attached hereto as Schedule 33.2(c);

(d)

to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information; and

(e)

where such Finance Party is the Lender, at its own expense, its involvement in the Facility by way of internal and external pitch documents and the placement of “tombstone” or other advertisements in financial and other newspapers and journals (and such other methods of publication as the Lender may choose from time to time).

33.3	Entire agreement

This clause 33 (Confidentiality) constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

33.4	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

33.5	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Borrower:

(a)

of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b)(v) of clause 33.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this clause 33 (Confidentiality).

33.6	Continuing obligations

The obligations in this clause 33 (Confidentiality) are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of twelve (12) months from the earlier of:

(a)	the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitment have been cancelled or otherwise cease to be available; and

(b)	the date on which such Finance Party otherwise ceases to be a Finance Party.

34	Interest Act of Canada

For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day or 365-day year, the yearly rate of interest to which the rate used in such calculation is equivalent to the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

35	Usury

If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to any Finance Party in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(a)	first, by reducing the amount or rate of interest; and

(b)

thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to such Finance Party which would constitute interest for purposes of section 347 of the Criminal Code (Canada), in each case, if necessary, to be effected by repayment by such Finance Party to the Borrower of any amount already received by such Finance Party that would be reduced by this Section (it being agreed that such Finance Party may elect whether to effect such repayment and reduction by return of shares or by payment of the applicable amount in cash to the Borrower).

36	Future Financings

The Borrower agrees in good faith to provide the Lender with the right to offer future debt finance ([redacted for commercially sensitive information]) and trading business on an equal basis with any other parties; further in the event that a club of syndicated transaction is proposed with another arranger that requires more than one lender, the Borrower will use reasonable commercial efforts to offer the Lender the opportunity to participate on an equal basis in the transaction. The Borrower will also undertake to consider using the Lender’s corporate advisory services should the opportunity arise. For greater certainty, this provision shall not restrict the Borrower from fulfilling prior agreements entered into with other financial institutions in relation to non-lending services.

37	Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

38	Contractual Recognition of Bail-In

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

	(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

	(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

	(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

GOVERNING LAW AND ENFORCEMENT

39	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by laws of the Province of British Columbia, and the federal laws of Canada as applicable herein.

40	Enforcement

40.1	Jurisdiction of British Columbia courts

(a)

The courts of British Columbia have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a Dispute).

	(b)	The Parties agree that the courts of British Columbia are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)

This clause 40.1 is for the benefit of the Finance Parties and the Secured Parties only. As a result, no Finance Party or Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties and the Secured Parties may take concurrent proceedings in any number of jurisdictions.

40.2	Service of process

	(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor, other than the Borrower, 0985472 and Klondex Canada (the Non-British Columbia Obligors):

		(i)	irrevocably appoints the Borrower as its agent for service of process in relation to any proceedings before the British Columbia courts in connection with any Finance Document; and

		(ii)	agrees that failure by an agent for service of process to notify the relevant Non- British Obligor of the process will not invalidate the proceedings concerned.

(b)

If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrower (on behalf of all Non-British Obligors) must immediately (and in any event within five (5) Business Days of such event taking place) appoint another agent on terms acceptable to the Lender.

41	Waiver of immunity

41.1	Waiver of Immunity

Each Obligor irrevocably and unconditionally:

(a)

agrees not to claim in any jurisdiction, for itself or in respect of its assets, immunity from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process and waives such present or future immunity, whether claimed or not; and

(b)

consents generally to the giving of any relief or the issue of any process in connection with any proceedings, including the making, enforcement or execution against any property of any nature (irrespective of its use or intended use) of any order or judgement which may be made or given in any proceedings.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Schedule 1
Conditions Precedent

1	Original Obligors

	(a)	A copy of the charter documents of each Obligor.

	(b)	A copy of a resolution of the board of directors of each Obligor:

(i) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)

authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilization Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

	(c)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

(d)

A copy of a resolution signed by all the holders of the issued shares in the Borrower approving the terms of, and the transactions contemplated by, the Finance Documents to which that Obligor is a party.

(e)

A certificate of each Obligor (signed by a director or by the Chief Financial Officer or Treasurer) confirming that borrowing or guaranteeing or securing, as appropriate, the Commitment would not cause any borrowing, guarantee, security or similar limit binding on it to be exceeded.

(f)

A certificate of an authorised signatory of each Obligor certifying that each copy document relating to it specified in this Part I of Schedule 1 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of this Agreement.

	(g)	A certified copy of the register of members/shareholders of each Obligor (other than the Borrower).

	(h)	A certified copy of each Material Licence.

	(i)	Any applicable Fee Letters duly executed by all parties.

2	Finance Documents

	(a)	This Agreement duly executed by all original parties to it.

	(b)	The Intercreditor Agreement executed by the parties thereto (other than the Finance Parties) on or prior to the Utilisation Date.

	(c)	At least two (2) originals of each Transaction Security Document executed by the relevant Obligor, including the following

(i) The guarantees from each Guarantor in favour of the Lender;

(ii) The general security agreements and first lien security agreements granted to the Lender by the Borrower and each Guarantor;

(iii)	The securities pledge agreements granted to the Lender by each of the Borrower, 0985472 B.C. Ltd., Klondex Holdings (USA) Inc. and Klondex Midas Holdings Limited; and

(iv)	The perfection certificate provided by the Borrower to the Lender;

(v)

The fee and leasehold deed of trust, assignment of leases and rents and security agreement dated February 10, 2014 from Klondex Gold & Silver Mining Company in relation to the Fire Creek Mine, as amended;

(vi)	The deed of trust, assignment of leases and rents and security agreement dated February 10, 2014 from Klondex Gold & Silver Mining Company in relation to the Hot Springs Property, as amended;

(vii)	The deed of trust, assignment of leases and rents and security agreement dated February 11, 2014, from Klondex Gold & Silver Mining Company in relation to the Maggie Creek Property, as amended;

(viii)	The deed of trust, assignment of leases and rents and security agreement dated February 10, 2014, from Klondex Gold & Silver Mining Company in relation to the Reef Property, as amended;

(ix)	The Fee and Leasehold Deed of Trust, Assignment of Leases and Rents and Security Agreement dated February 11, 2014, from Klondex Midas Operations Inc., in relation to the Midas Property, as amended;

(x)	The environmental indemnity agreement issued by Klondex Gold & Silver Mining Company and Klondex Midas Operations Inc. in favour of the Lender;

(xi)	The Ontario and Manitoba debentures made by Klondex Canada Ltd. in favour of the Lender; and

(xii)

All instruments, financing statements, stock powers, documents, guarantees and agreements executed in relation to the above listed Transaction Security Documents by or on behalf of any Obligor for the Lender, Hedge Counterparty or Security Agent.

(d)	A copy of all notices required to be sent under the Transaction Security Documents executed by the relevant Obligors and duly acknowledged by the addressee.

(e)

A copy of all share certificates, transfers and stock transfer forms or equivalent duly executed by the relevant Obligor in blank in relation to the assets subject to or expressed to be subject to the Transaction Security and other documents of title to be provided under the Transaction Security Documents.

(f)

The relevant Obligors have signed all other documents and taken all other actions requested by the Lender or the Security Agent to enable the Transaction Security to be perfected including all filings, stampings, registrations, notifications and other actions (or documents to effect such actions) in all relevant jurisdictions necessary or, in the opinion of legal advisors to the Lender, acting reasonably, advisable, in order to create in favour of the Security Agent valid perfected Security over all of the assets purported to be covered by the Transaction Security.

(g)	Evidence that any applicable stamp, registration or other fees payable in connection with the registration and perfection of the creation of the Transaction Security, have been paid.

(h)	Evidence showing that there is no other Security (other than the Transaction Security or Permitted Security) registered against the assets of the Obligors.

3	Finance Documents

A certified copy of each of the Finance Documents (other than the Finance Documents) executed by the parties to those documents.

4	Insurance

(a)

A letter from the Borrower’s insurance brokers addressed to the Lender and the Security Agent listing the insurance policies of the Group and confirming that they are on risk and that the insurance for the Group at the date of this Agreement is at a level acceptable to the Lender and covering appropriate risks for the business carried out by the Group.

(b)	Evidence of insurance cover in full force and effect that accords with the terms of this Agreement.

5	Legal opinions

The following legal opinions, each addressed to the Finance Parties.

(a)	A legal opinion of Bennett Jones LLP, Dorsey & Whitney LLP and Erwin & Thompson LLP, legal advisers to the Borrower.

6	Other documents and evidence

(a)	Certified true copies of the Shoreline Asset Purchase Agreement and Shoreline Promissory Note.

(b)	The Base Case Model.

(c)	A certified copy of the Original Financial Statements.

(d)	Evidence of the Lender’s internal credit approval to provide the Facility.

(e)	An updated list of the fixed assets of each Obligor.

(f)	Evidence that the fees, costs and expenses then due from the Borrower pursuant to clause 11 (Fees) and clause 16 (Costs and expenses) have been paid or will be paid by the first Utilization Date.

(g)	Satisfactory completion of all "know your customer" requirements of the Finance Parties.

(h)

A copy of any other Authorization or other document, opinion or assurance which the Lender considers to be necessary or desirable (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

Schedule 2
Requests

Part I
Utilization Request

From: Klondex Mines Ltd

To: [Lender]

Dated:

Dear Sirs

Klondex Mines Ltd – Up to US$25,000,000 Secured Revolving Facility dated [          ] 2016 (the Agreement)

1	We refer to the Agreement. This is a Utilization Request. Terms defined in the Agreement have the same meaning in this Utilization Request unless given a different meaning in this Utilization Request.

2	We wish to borrow a Loan on the following terms:

Proposed Utilization Date:	[ ] (or, if that is not a Business Day, the next Business Day)

Currency of Loan:	[ ]

Amount:	[ ] or, if less, the Available Commitment

Interest Period:	[ ]

3	We confirm that each condition specified in clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilization Request.

4	[This Loan is to be made in [whole]/[part] for the purpose of refinancing [identify maturing Loan.] [The proceeds of this Loan should be credited to [account].]

5	This Utilization Request is irrevocable.

Yours faithfully

..................................................

authorised signatory for

Klondex Mines Ltd

Part II
Extension Request

From: Klondex Mines Ltd

To: [Lender]

Dated:

Dear Sirs

Klondex Mines Ltd – Up to US$25,000,000 Secured Revolving Facility dated [          ] 2016 (the Agreement)

1	We refer to the Agreement. This is an Extension Request. Terms defined in the Agreement have the same meaning in this Extension Request unless given a different meaning in this Extension Request.

2	We hereby request pursuant to clause 6.2 (Extension option) to extend the Original Final by a further 12 month period to ______________.

3	We confirm that no Default is continuing or would result from this Extension Request.

4	This Extension Request is irrevocable.

Yours faithfully

..................................................

authorised signatory for

Klondex Mines Ltd

Part III
Amendment Request

From: Klondex Mines Ltd

To: [Lender]

Dated:

Dear Sirs

Klondex Mines Ltd – Up to US$25,000,000 Secured Revolving Facility dated [          ] 2016 (the Agreement)

1	We refer to the Agreement. This is an Amendment Request. Terms defined in the Agreement have the same meaning in this Amendment Request unless given a different meaning in this Amendment Request.

2	We hereby request pursuant to clause 2.2(a) (Amendment to Commitment) that the Commitment be amended to US$[ ].

3	We confirm that no Default is continuing or would result from this Amendment Request.

4	This Amendment Request is irrevocable.

Yours faithfully

..................................................

authorised signatory for

Klondex Mines Ltd

Schedule 3
Form of Transfer Certificate

To: Investec Bank PLC

From: [The New Lender] (the New Lender)

Dated:

Klondex Mines Ltd – Up to US$25,000,000 Secured Revolving Facility dated [          ] 2016 (the Agreement)

1

We refer to the Facility Agreement and to the Intercreditor Agreement (as defined in the Facility Agreement). This agreement (the Agreement) shall take effect as a Transfer Certificate for the purpose of the Facility Agreement. Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2	We refer to clause 23.4 (Procedure for transfer):

(a)

The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation, and in accordance with clause 23.4 (Procedure for transfer), all of the Existing Lender's rights and obligations under the Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Commitment and participations in Loans under the Agreement as specified in the Schedule.

(b) The proposed Transfer Date is [ ].

(c) The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of clause 28.2 (Addresses) are set out in the Schedule.

3	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of clause 23.3 (Limitation of responsibility of Existing Lender).

4	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5

This Transfer Certificate and any non-contractual obligations arising out of or in connection with it are governed by laws of the Province of British Columbia, and the federal laws of Canada as applicable therein.

6	This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]
[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]

By:	By:

This Agreement is accepted as a Transfer Certificate for the purposes of the Facility Agreement by the Lender, the Security Agent, and the Transfer Date is confirmed as [ ].

By:

Schedule 4
Form of Assignment Agreement

From: [the New Lender] (the New Lender)

To: [the Existing Lender] (the Existing Lender)

Dated:

Klondex Mines Ltd – Up to US$25,000,000 Secured Revolving Facility dated [          ] 2016 (the Agreement)

1

We refer to the Facility Agreement and to the Intercreditor Agreement (as defined in the Facility Agreement). This is an Assignment Agreement. This agreement (the Agreement) shall take effect as an Assignment Agreement for the purpose of the Facility Agreement and as a Creditor/Creditor Representative Accession Undertaking for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement). Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2	We refer to clause 23.5 (Procedure for assignment):

(a)

The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Agreement and the other Finance Documents and in respect of the Transaction Security which relate to that portion of the Existing Lender's Commitment and participations in Loans under the Agreement as specified in the Schedule.

(b)

The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender's Commitment and participations in Loans under the Agreement specified in the Schedule.

(c) The New Lender becomes a Party as the Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.

3	The proposed Transfer Date is [ ].

4	On the Transfer Date the New Lender becomes Party to the Finance Documents as the Lender.

5	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of clause 28.2 (Addresses) are set out in the Schedule.

6	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of clause 23.3 (Limitation of responsibility of Existing Lender).

7

This Assignment Agreement acts as notice to the Lender (on behalf of each Finance Party) and, upon delivery in accordance with clause 23.6 (Copy of Transfer Certificate, Assignment Agreement or Amendment Confirmation to Borrower), to the Company (on behalf of each Obligor) of the assignment referred to in this Assignment Agreement.

8	This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

9

This Assignment Agreement and any non-contractual obligations arising out of or in connection with it are governed by laws of the Province of British Columbia, and the federal laws of Canada as applicable therein.

10	This Assignment Agreement has been entered into on the date stated at the beginning of this

Assignment Agreement.

THE SCHEDULE

Rights to be assigned and obligations to be released and undertaken

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By:	By:

This Agreement is accepted as an Assignment Agreement for the purposes of the Facility Agreement by the Lender, the Security Agent, and the Transfer Date is confirmed as [ ].

Signature of this Assignment Agreement by the Lender constitutes confirmation by the Lender of receipt of notice of the assignment referred to herein, which notice the Lender receives on behalf of each Finance Party.

Schedule 5
Form of Amendment Confirmation

To:	[Lender] and [Security Agent]
From:	[ ] as Borrower, for and on behalf of each Obligor

Dated:

Klondex Mines Ltd – Up to US$25,000,000 Secured Revolving Facility dated [          ] 2016 (the Agreement)

1

We refer to the Facility Agreement. This agreement (the Agreement) shall take effect as an Amendment Confirmation for the purpose of the Facility Agreement. Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2	We refer to [clause 2.2 (Amendment to Commitment)] of the Facility Agreement.

3	The proposed date on which the amendment is to take effect (the Amendment Date) is [ ].

4	On the Amendment Date, the Commitment shall be amended to be US$[ ].

1	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

2

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by the laws of the Province of British Columbia, and the federal laws of Canada as applicable therein.

3	This Agreement has been entered into on the date stated at the beginning of this Agreement.

THE SCHEDULE

Relevant Commitment/rights and obligations to be assumed by the Increase Lender

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments] [Increase Lender]

By:

This Agreement is accepted as an Amendment Confirmation for the purposes of the Facility Agreement by the Lender, the Security Agent and the Amendment Date is confirmed as [   ].

Lender

By:

Security Agent

By:

Schedule 6
Form of Compliance Certificate

To: [   ] as Lender

From: [Company]

Dated: Dear Sirs

Klondex Mines Ltd – Up to US$25,000,000 Secured Revolving Facility dated [          ] 2016 (the Agreement)

1

We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2	We confirm that: [Insert details of covenants to be certified]

3	[We confirm that no Default is continuing.][1] *

Signed:	….................	….................
Director or Chief Financial Officer
of
[Borrower]

1     *     If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

Schedule 7
Timetables

Delivery of a duly	10.00am three
completed Utilization	Business Days
Request (clause 5.1	before the
(Delivery of a Utilization	proposed
Request))	Utilization Date

LIBOR is fixed	Quotation Day as
of 11:00 a.m. EST

Schedule 8 - Disclosure Schedule

Schedule 21.40

Guarantee

Debenture

Such other security documents required to effect the grant by Klondex Canada of a security interest that is pari passu with the security granted to Franco-Nevada.

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Schedule 33.2(C)

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SIGNATURES

LENDER

INVESTEC BANK PLC

By:	/s/ “Anthony Rowe”
Name: Anthony Rowe
Title: Authorized Signatory

By:	/s/ “Oliver Tagg”
Name: Oliver Tagg
Title: Authorized Signatory

HEDGE COUNTERPARTY

INVESTEC BANK PLC

By:	/s/ “Andrew Lillywhite”
Name: Andrew Lillywhite
Title: Authorized Signatory

By:	/s/ “Paul Geddes”
Name: Paul Geddes
Title: Authorized Signatory

BORROWER

KLONDEX MINES LTD

By:	/s/ “Barry Dahl”
Barry Dahl

Address: Suite 2200, 1055 West Hastings Street, Vancouver, BC, V6E 2E9, Canada

GUARANTORS
0985472 B.C. LTD

By:	/s/ “Barry Dahl”
Barry Dahl

Address: Suite 2200, 1055 West Hastings Street, Vancouver, BC, V6E 2E9, Canada

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KLONDEX HOLDINGS (USA) INC.

By:	/s/ “Barry Dahl”
Barry Dahl

Address: 360 Western Road, Suite 1, Reno, Nevada, USA 89506

KLONDEX MIDAS HOLDINGS LIMITED

By:	/s/ “Barry Dahl”
Barry Dahl

Address: 360 Western Road, Suite 1, Reno, Nevada, USA 89506

KLONDEX MIDAS OPERATIONS INC.

By:	/s/ “Barry Dahl”
Barry Dahl

Address: 360 Western Road, Suite 1, Reno, Nevada, USA 89506

KLONDEX GOLD & SILVER MINING COMPANY

By:	/s/ “Barry Dahl”
Barry Dahl

Address: 360 Western Road, Suite 1, Reno, Nevada, USA 89506

KLONDEX CANADA LTD.

By:	/s/ “Barry Dahl”
Barry Dahl

Address: Suite 2200, 1055 West Hastings Street, Vancouver, BC, V6E 2E9, Canada

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